                                      FORM 8-A


                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                             ___________________________

                  FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                       PURSUANT TO SECTION 12(b) OR (g) OF THE
                           SECURITIES EXCHANGE ACT OF 1934


                                  HF FINANCIAL CORP.
                             ___________________________
                (Exact name of registrant as specified in its charter)


                 DELAWARE                          46-0418532
         ________________________     ____________________________________
         (State of incorporation)     (I.R.S. Employer Identification No.)


                               225 South Main Street
                               Sioux Falls, SD 57102
                             _________________________
            (Address of principal executive offices including zip code)


Securities to be registered pursuant to Section 12(b) of the Act:


            Title of each class            Name of each exchange
             to be registered              on which each class is
                                              to be registered
            ___________________            ______________________
                   None                             None


Securities to be registered pursuant to Section 12(g) of the Act:

                     Preferred Stock Purchase Rights

Item 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

    On October 23, 1996, the Board of Directors of HF Financial Corp. (the "Company") declared a dividend of one preferred share purchase right (a "Right") for each share of common stock, $.01 par value (a "Common Share"), of the Company. The dividend is payable to the Company's stockholders of record on November 13, 1996 (the "Record Date"). The Rights will be issued upon the terms and subject to the conditions set forth in a Rights Agreement dated as of October 23, 1996 (the "Rights Agreement"), between the Company and ChaseMellon Shareholder Services, L.L.P., as Rights Agent (the "Rights Agent"), as the same may be amended from time to time. Each Right will entitle the registered holder to purchase from the Company after the Distribution Date (as described below), one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $1.00 per share (the "Preferred Shares"), of the Company, at a price of $65 per one one-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment.

    The Rights become exercisable on the first day after the Distribution Date, and not before. The Distribution Date is defined as the earlier to occur of (i) ten business days after a public announcement that a person or group of affiliated or associated persons (not including the Company, any wholly subsidiary of the Company, any person holding Common Shares acquired in a transaction approved in advance in writing by a majority of the Disinterested Directors of the Board of Directors of the Company, any employee benefit plan of the Company or its subsidiaries or any entity holding Common Shares for or pursuant to any such plan and any person holding 10% or more of the Company's Common Shares twenty days preceding the Record
Date) has acquired beneficial ownership of 20% or more of the Common Shares (an "Acquiring Person"), or (ii) ten business days after the commencement of, or the first public announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in beneficial ownership by a person or group (excluding the Company, any owned subsidiary of the Company, any employee benefit plan of the Company or of its subsidiaries, any entity holding Common Shares for or pursuant to any such plan, any person holding Common Shares acquired in a transaction approved in advance in writing by a majority of the Disinterested Directors of the Board of Directors of the Company and any person holding 10% or more of the Company's Common Shares twenty days preceding the Record Date) of 20% or more of the Common Shares outstanding.

    The Rights will expire on October 22, 2006 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case as described below.

    Until the Distribution Date, the Rights will be evidenced, with respect to any certificate for Common Shares outstanding as of the Record Date, by such certificate together with a copy of a Summary of Rights and, with respect to any certificate for Common Shares issued after the Record Date and before the Distribution Date (or earlier redemption or expiration of the Rights), by such certificate, which will bear a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), (i) the Rights will be transferred with and only with the Common Shares, and (ii) the surrender for transfer of any certificate for Common Shares will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date, and such separate Right Certificates alone will evidence the Rights.

    The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights is subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the issuance of certain rights, options or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares, or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above). The number of outstanding Rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

    Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 100 times a dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquid payment of $100.00 per share (plus any accrued but unpaid dividends) but will be entitled to an aggregate payment of 100 times the payment made per Common Share (subject to certain restrictions). Each Preferred Share will have 100 votes, voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per Common Share. These rights are protected by customary antidilution provisions.

    If any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right, other than our rights beneficially owned by the Acquiring Person (which will thereupon become void), will thereafter have the right to receive, upon exercise of a Right at the then-current exercise price of the Right, that number of shares of Common Stock having a market value of two times the exercise price of the Right.

    At any time after any person or group becomes an Acquiring Person and before the earlier of one of the events described in a previous paragraph or the acquisition by that person or group of 50% or more of the outstanding shares of Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by that person or group, which will have become void), in whole or in part, at an exchange ratio of one Common Share per Right (subject to adjustment).

    If, after a person or group becomes an Acquiring Person, the Company is, in effect, acquired in a merger or other business combination transaction, or 50% or more of its consolidated assets or earning power is sold, proper provisions will be made so that each holder of a Right (other than Rights owned by that person or group, which will have become void) will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.

    As described in the Rights Agreement, Rights issued to any Person who becomes an Acquiring Person shall become null and void.

    With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-hundredth of a Preferred Share, which may, at the election of the Company, be evidenced by depository receipts), and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

    At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 20% or more of the outstanding Common Shares, or the close of business on the tenth business day after the Shares Acquisition Date, whichever is later, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $0.001 (one-tenth of one cent) per Right (the "Redemption Price"), which may be paid in cash, with Common Shares, or other consideration deemed appropriate by the Board of Directors of the Company. Immediately upon the action of the Board of Directors of the Company to redeem the Rights, the Company shall announce the redemption, the right to exercise the Rights will terminate, and the only right of the holders of Rights will be to receive the Redemption Price.

    Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company pursuant to such Right, including, without limitation, the right to vote or to receive dividends.

    The terms of the Rights may be amended by the Board of Directors of the Company, in its sole and absolute discretion and without the consent of the holders of the Rights, at any time for so long as the Rights are redeemable to change, supplement or amend the Rights Agreement in any respect. After the rights are no longer redeemable, the terms of the Rights may be amended without approval of the holders of the Rights to cure ambiguities, correct or supplement defective or inconsistent provisions, shorten or lengthen time periods, or otherwise change, delete or supplement provisions, so long as any such change, deletion or amendment does not adversely affect the interests of the holders of the Rights (not including an Acquiring Person, in whose hands all Rights are void).

    As of June 30, 1996, the Company had 5,000,000 Common Shares and 500,000 shares of serial preferred stock authorized for issuance. As of June 30, 1996, there were 3,051,738 Common Shares outstanding. In addition, as of June 30, 1996, there were 302,000 Common Shares reserved for issuance under the Company's 1991 Stock Option Plan, as amended, 245,939 shares of which are subject to outstanding options. As of June 30, 1996, there were no shares of preferred stock issued or outstanding.

    The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on a substantial number of Rights being acquired or redeemed. The Rights should not interfere with any merger or other business combination approved by the Board of Directors of the Company since the Board of Directors may, at its option, at any time prior to the close of business on the tenth business day after the Shares Acquisition Date, redeem all but not less than all of the then outstanding Rights at the Redemption Price.

    A copy of the Rights Agreement has been filed as an exhibit to this Registration Statement. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is hereby incorporated herein by reference.

    The form of Rights Agreement between the Corporation and the Rights Agent specifying the terms of the Rights, together with Exhibit A thereto, the form of Certificate of Designations specifying the terms of the Series A Junior Participating Preferred Stock, Exhibit B thereto, the form of Right Certificate, and Exhibit C thereto, the form of Summary of Rights to Purchase Series A Junior Participating Preferred Stock, are attached hereto as exhibits and incorporated herein by reference. The foregoing description of the Rights is qualified by reference to those exhibits.

    Item 2.  EXHIBITS

    1. Rights Agreement dated as of October 23, 1996, between HF Financial Corp. and ChaseMellon Shareholder Services, L.L.P., as Rights Agent, which includes, as exhibits, the form of Certificate of Designations of Series A Junior Participating Preferred Stock, the form of Right Certificate, and the Summary of Rights to Purchase Series A Junior Participating Preferred Stock.

    2.  Letter to HF Financial Corp. stockholders.

                                  SIGNATURES

    Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


Dated:  October 23, 1996.              HF FINANCIAL CORP.


                                       By: /s/ Curtis L. Hage
                                           --------------------------
                                           Curtis L. Hage
                                           Chief Executive Officer

                              INDEX TO EXHIBITS


Exhibit
Number
-------

  1. Rights Agreement dated as of October 23, 1996, between HF Financial Corp. and ChaseMellon
         Shareholder Series, L.L.P., as Rights Agent, which includes, as exhibits, the form of Certificate of Designations of Series A Junior Participating
         Preferred Stock, the form of Right Certificate, and the Summary of Rights to Purchase Series A
         Junior Participating Preferred Stock.

  2.     Letter to stockholders of HF Financial Corp.

                                EXHIBIT 1

_______________________________________________________________________________


                            RIGHTS AGREEMENT

                                 between

                           HF FINANCIAL CORP.


                                   and


                ChaseMellon Shareholder Services, L.L.P.

                           (as Rights Agent)




                     Dated as of October 23, 1996

_______________________________________________________________________________

                            TABLE OF CONTENTS

                                                                            Page
                                                                            ----

Section 1.   Certain Definitions. . . . . . . . . . . . . . . . . . . . . . .  1

Section 2.   Appointment of Rights Agent. . . . . . . . . . . . . . . . . . .  7

Section 3.   Issue of Right Certificates. . . . . . . . . . . . . . . . . . .  7

Section 4.   Form of Right Certificates . . . . . . . . . . . . . . . . . . . 10

Section 5.   Countersignature and Registration. . . . . . . . . . . . . . . . 11

Section 6.   Transfer, Split Up, Combination and Exchange of Right
             Certificate; Mutilated, Destroyed, Lost or Stolen Right
             Certificates . . . . . . . . . . . . . . . . . . . . . . . . . . 12

Section 7.   Exercise of Rights; Purchase Price; Expiration Date of Rights. . 13

Section 8.   Cancellation and Destruction of Right Certificate. . . . . . . . 15

Section 9.   Reservation and Availability of Preferred Shares . . . . . . . . 16

Section 10.  Preferred Shares Record Date . . . . . . . . . . . . . . . . . . 18

Section 11.  Adjustment of Purchase Price, Number of Shares or Number of
             Rights . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 18

Section 12.  Certificate of Adjusted Purchase Price or Number of Shares . . . 35

Section 13.  Consolidation, Merger or Sale or Transfer of Assets or
             Earning Power. . . . . . . . . . . . . . . . . . . . . . . . . . 35

Section 14.  Fractional Rights and Fractional Shares. . . . . . . . . . . . . 40

Section 15.  Agreement of Right Holders . . . . . . . . . . . . . . . . . . . 42

Section 16.  Right Certificate Holder Not Deemed a Stockholder. . . . . . . . 44

Section 17.  Concerning the Rights Agent. . . . . . . . . . . . . . . . . . . 44

Section 18.  Merger or Consolidation or Change of Name of Rights Agent. . . . 45

Section 19.  Duties of Rights Agent . . . . . . . . . . . . . . . . . . . . . 46

Section 20.  Change of Rights Agent . . . . . . . . . . . . . . . . . . . . . 48

Section 21.  Issuance of New Right Certificates . . . . . . . . . . . . . . . 50

Section 22.  Redemption . . . . . . . . . . . . . . . . . . . . . . . . . . . 50

Section 23.  Exchange.. . . . . . . . . . . . . . . . . . . . . . . . . . . . 53

Section 24.  Notice of Certain Events . . . . . . . . . . . . . . . . . . . . 55

Section 25.  Notices. . . . . . . . . . . . . . . . . . . . . . . . . . . . . 56

Section 26.  Changes, Deletions, Supplements and Amendments . . . . . . . . . 57

Section 27.  Successors . . . . . . . . . . . . . . . . . . . . . . . . . . . 58

Section 28.  Benefits of this Agreement . . . . . . . . . . . . . . . . . . . 58

Section 29.  Severability . . . . . . . . . . . . . . . . . . . . . . . . . . 59

Section 30.  Determinations and Actions by the Board of Directors . . . . . . 59

Section 31.  Governing Law. . . . . . . . . . . . . . . . . . . . . . . . . . 60

Section 32.  Counterparts . . . . . . . . . . . . . . . . . . . . . . . . . . 60

Section 33.  Descriptive Headings . . . . . . . . . . . . . . . . . . . . . . 60

Exhibit A    Form of Certificate of Designations of Series A Junior
             Participating Preferred Stock

Exhibit B    Form of Right Certificate

Exhibit C    Summary of Rights to Purchase Series A Junior Participating
             Preferred Stock

                               RIGHTS AGREEMENT

    Rights Agreement, dated as of October 23, 1996, between HF Financial Corp., a Delaware corporation (the "Company"), and ChaseMellon Shareholder Services, L.L.P. (the "Rights Agent").

    The Board of Directors of the Company has authorized and declared a dividend of one preferred share purchase right (a "Right") for each Common Share (as hereinafter defined), of the Company outstanding as of the Close of Business on November 13, 1996 (the "Record Date"), each Right representing the right to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock, $1.00 par value, of the Company, having the rights and preferences set forth in the Certificate of Designation attached hereto as EXHIBIT A, upon the terms and subject to the conditions herein set forth, and has further authorized and directed the issuance of one Right with respect to each Common Share of the Company that shall become outstanding between the Record Date and the earliest of the Distribution Date, the Redemption Date and the Final Expiration Date (as such terms are hereinafter defined).

    Accordingly, in consideration of the premises and the mutual agreements herein set forth, the parties hereby agree as follows:

    SECTION 1. CERTAIN DEFINITIONS. For purposes of this Agreement, the following terms (in addition to those defined above) shall have the meanings indicated:

            (a) "Acquiring Person" shall mean any Person (as such term is hereinafter defined) who or which, together with all Affiliates and Associates (as such terms are hereinafter defined) of such Person, shall be the Beneficial Owner (as such term is hereinafter defined) of twenty (20%) or more of the Common Shares then outstanding, but shall not include: (i) the Company, (ii) any wholly owned Subsidiary (as such term is hereinafter defined) of the Company, (iii) any Person holding Common Shares issued to that Person by the Company in a transaction occurring after the Record Date and approved in advance in writing by a majority of Disinterested Directors (as such term is hereinafter defined in Section 22 hereof) of the Company's Board of Directors to the extent, and only to the extent, of the Common Shares so held (a "Company-Approved Issuance"), (iv) any employee benefit plan of the Company or any Subsidiary of the Company,
(v) any Person holding Common Shares for or pursuant to the terms of any such employee benefit plan to the extent, and only to the extent, of the Common Shares so held, or (vi) any Person who or which, together with all Affiliates and Associates of such Person, shall be the Beneficial Owner of ten percent (10%) or more of the Common Shares outstanding on the 20th day preceding the Record Date; PROVIDED, HOWEVER, that such Person shall be deemed to be an Acquiring Person upon becoming the Beneficial Owner, together with all Affiliates and Associates of such Person, of any additional Common Shares representing an incremental increase of twenty percent (20%) or more of the Common Shares then outstanding, which were acquired at any time after the 20th day preceding the Record Date. Notwithstanding the foregoing, no Person shall become an "Acquiring Person" solely as the result of an acquisition of Common Shares by the Company which, by reducing the number of shares outstanding, increases the proportionate number of shares beneficially owned by such Person; PROVIDED, HOWEVER, that if a Person shall become the Beneficial Owner of 20% or more of the Common Shares of the Company then outstanding by reason of share purchases by the Company and shall, after such share purchases by the Company, become the Beneficial Owner of any additional shares of Common Stock, then such Person shall be deemed to be an "Acquiring Person" unless the consummation of the acquisition of such additional shares of Common Stock such Person does not own 20% or more of the shares of Common Stock then outstanding. For all purposes of this Agreement, any calculation of the number of shares of the Common Stock outstanding at any particular time, including for purposes of determining the particular percentage of such outstanding shares of Common Stock which any Person is the Beneficial Owner, shall be made in accordance with the last sentence of Rule 13d-3(d)(1)(i) of the General Rules and Regulations under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), as an effect on the date of this Agreement.

            (b) "Affiliate" and "Associate" shall have the respective meanings ascribed to such terms in Rule 12b-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as in effect on the date of this Agreement.

            (c) A Person shall be deemed the "Beneficial Owner" of and shall be deemed to "beneficially own" any securities:

                (i) which such Person or any such Person's Affiliates or Associates beneficially owns, directly or indirectly;

                (ii) which such Person or any of such Person's Affiliates or Associates has the right to acquire (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding (whether or not in writing), other than customary agreements with and between underwriters and selling group members with respect to a bona fide public offering of securities, or upon the exercise of conversion rights, exchange rights, rights

    (other than the Rights), warrants or options, or otherwise; PROVIDED, HOWEVER, that a Person shall not be deemed the Beneficial Owner of, or to beneficially own, securities tendered pursuant to a tender or exchange offer made by or on behalf of such Person or any of such Person's Affiliates or Associates until such tendered securities are accepted for purchase or exchange;

                (iii) which such Person or any of such Person's Affiliates or Associates has the right to vote pursuant to any agreement, arrangement or understanding (whether or not in writing); PROVIDED, HOWEVER, that a Person shall not be deemed the Beneficial Owner of, or to beneficially own, any security if the agreement, arrangement or understanding to vote such security (A) arises solely from a revocable proxy or consent given to such Person in response to a public proxy or consent solicitation made pursuant to, and in accordance with, the applicable rules and regulations promulgated under the Exchange Act, and (B) is not also then reportable on
    Schedule 13D under the Exchange Act (or any comparable or successor report); or

                (iv) which are beneficially owned, directly or indirectly, by any other Person with which such Person or any of such Person's Affiliates or Associates has any agreement, arrangement or understanding (other than customary agreements with and between underwriters and selling group members with respect to a bona fide public offering of securities) for the purpose of acquiring, holding, voting (except to the extent contemplated by the "provided, however" clause contained in Section 1(c) (iii)), or disposing of any securities of the Company.

Notwithstanding the foregoing, any securities that are owned or held by (i) the Company, (ii) any Subsidiary of the Company, (iii) any Person pursuant to a Company-Approved Issuance, or (iv) any employee benefit plan of the Company or of any Subsidiary of the Company (and any securities that are owned or held by any Person pursuant to the terms of any such employee benefit plan), shall not be deemed to be beneficially owned by any other Person and no other Person shall be deemed to be the Beneficial Owner of such securities to the extent, and only to the extent, of the securities so held.

            (d) "Business Day" shall mean any day other than a Saturday, a Sunday, or a day on which banking institutions in the State of South Dakota or the State of New York are authorized or obligated by law or executive order to close.

            (e) "Close of Business" on any given date shall means 5:00 p.m., Sioux Falls, South Dakota time, on such date; PROVIDED, HOWEVER, that if such date is not a Business Day it shall mean 5:00 p.m., Sioux Falls, South Dakota time, on the next succeeding Business Day.

            (f) "Common Shares" when used with reference to the Company (specifically or in context) shall mean the shares of common stock, par value $.01 per share, of the Company. "Common Shares" when used with reference to any Person other than the Company shall mean the capital stock (or equity interest) with the greatest voting power of such other Person or, if such other Person is a Subsidiary of another Person, the Person or Persons which ultimately control such first-mentioned Person.

            (g) "Company-Approved Issuance" shall have the meaning set forth in Section 1(a) hereof.

            (h) "Disinterested Director" shall have the meaning set forth in
Section 22(c) hereof.

            (i) "Distribution Date" shall have the meaning set forth in
Section 3 hereof.

            (j) "Final Expiration Date" shall have the meaning set forth in
Section 7 hereof.

            (k) "Person" shall mean any individual, firm, corporation, incorporated or unincorporated association, limited liability company, partnership or other entity, and shall include any successor (by merger or otherwise) of such entity.

            (l) "Preferred Shares" shall mean shares of Series A Junior Participating Preferred Stock, par value $1.00 per share, of the Company having the rights and preferences set forth in the Certificate of Designations attached to this Rights Agreement as Exhibit A.

            (m) "Purchase Price" shall have the meaning set forth in Section 7 hereof, as the same may be adjusted from time to time in accordance with the terms of this Agreement.

            (n) "Redemption Date" shall have the meaning set forth in Section 7 hereof.

            (o) "Shares Acquisition Date" shall mean the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to Section 13(d) of the Exchange Act) by the Company or an Acquiring Person that an Acquiring Person has become such.

            (p) "Subsidiary" of any Person shall mean any corporation, incorporated or unincorporated association, limited liability company, partnership or other entity of which a majority of the voting power of the voting equity securities or equity interest is owned, directly or indirectly, by such Person.

    Certain additional terms used wholly within a subsequent Section of this Agreement shall have the meaning given them in the relevant Section of this Agreement for purposes of such Section.

    SECTION 2. APPOINTMENT OF RIGHTS AGENT. The Company hereby appoints the Rights Agent to act as agent for the Company in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The Company may from time to time appoint such co-Rights Agents as it may deem necessary or desirable.

    SECTION 3.  ISSUE OF RIGHT CERTIFICATES.

            (a) Until the earlier of the close of business (i) on the tenth Business Day after the Shares Acquisition Date, or (ii) on the tenth Business Day after the date of the commencement by any Person (other than the Company, any wholly owned Subsidiary of the Company, any Person holding Common Stock acquired in a Company-Approved Issuance, any employee benefit plan of the Company or of any wholly owned Subsidiary of the Company, or any entity holding Common Shares for or pursuant to the terms of any such plan to the extent such entity is so acting with the approval or consent of the Company) of, or of the first public announcement of the intention of any Person (other than the Company, any Person holding Common Stock acquired in a Company-Approved Issuance, any wholly owned Subsidiary of the Company, any employee benefit plan of the Company or of any wholly owned Subsidiary of the Company, or any entity holding Common Shares for or pursuant to the terms of any such plan to the extent such entity is so acting with the approval or consent of the Company or as part of its ordinary activities with respect to any such plan) to commence, a tender or exchange offer the consummation of which would result in any Person becoming the Beneficial Owner of twenty percent (20%) or more of the Common Shares then outstanding (including any such date which is after the date of this Agreement and prior to the issuance of the Rights; the earlier of such dates being herein referred to as the "Distribution Date"), (x) the Rights will be evidenced (subject to the provisions of Section 3(b) hereof) solely by the certificates for Common Shares registered in the names of the holders thereof (which certificates shall also be deemed to be Right Certificates) and not by separate Right Certificates, and (y) the right to receive Right Certificates will be transferable only in connection with the transfer of Common Shares of the Company. As soon as practicable after the Distribution Date, the Company will prepare and execute, the Rights Agent will countersign, and the Company will send or cause to be sent (and the Rights Agent will, if requested, send), by first-class, insured, postage prepaid mail, to each record holder of Common Shares as of the close of business on the Distribution Date (other than any Acquiring Person or any Associate or Affiliate of an Acquiring Person), at the address of such holder shown on the records of the Company, a Right Certificate, in substantially the form of EXHIBIT B hereto (a "Right Certificate"), evidencing one Right for each Common Share of the Company so held. As of and after the Distribution Date, the Rights will be evidenced solely by such Right Certificates.

            (b) As promptly as practicable following the Record Date, the Company will send a copy of a Summary of Rights to Purchase Preferred Shares, in substantially the form of EXHIBIT C hereto (the "Summary of Rights"), by first-class, postage prepaid mail, to each record holder of Common Shares as of the close of business on the Record Date, at the address of such holder shown on the records of the Company. With respect to certificates for Common Shares of the Company outstanding as of the Record Date, until the Distribution Date, the Rights associated with the Common Shares represented by such certificates shall be evidenced by such certificates together with a copy of the Summary of Rights attached thereto. Until the Distribution Date (or the earlier of the Redemption Date and the Final Expiration Date), the surrender for transfer of any certificate for Common

Shares outstanding on the Record Date, with or without a copy of the Summary of Rights attached thereto, shall also constitute the transfer of the Rights associated with the Common Shares represented thereby.

            (c) Certificates for Common Shares which become outstanding (including, without limitation, reacquired Common Shares referred to in the last sentence of this paragraph (c) after the Record Date but prior to the earliest of the Distribution Date, the Redemption Date or the Final Expiration Date) shall have impressed on, printed on, written on or otherwise affixed to them the following legend:

            This certificate also evidences and entitles the holder hereof to certain rights as set forth in a Rights Agreement between HF Financial Corp. and ChaseMellon Shareholder Services, L.L.P., dated as of October 23, 1996, as the same may be amended from time to time (the "Rights Agreement"), the terms of which are hereby incorporated herein by reference and a copy of which is on file at the principal executive offices of HF Financial Corp. Under certain circumstances, as set forth in the Rights Agreement, the Rights described therein will be evidenced by separate certificates and will no longer be evidenced by this certificate. HF Financial Corp. will mail to the holder of this certificate a copy of the Rights Agreement without charge after receipt of a written request therefor. As described in the Rights Agreement, Rights issued to any Person who becomes an Acquiring Person (as those terms are defined in the Rights Agreement) shall become null and void. The Rights shall not be exercisable by a holder in any jurisdiction where the requisite qualification to the issuance to such holder of the Rights, or the exercise by such holder of the Rights in such jurisdiction, shall not have been obtained or obtainable.

With respect to such certificates containing the foregoing legend, until the Distribution Date, the Rights associated with the Common Shares represented by such certificates shall be evidenced by such certificates alone, and the surrender for transfer of any such certificate shall also constitute the transfer of the Rights associated with the Common Shares represented thereby. In the event that the Company purchases or acquires any Common Shares after the Record Date but prior to the Distribution Date, any Rights associated with such Common Shares shall be deemed canceled and retired so that the Company shall not be entitled to exercise any Rights associated with the Common Shares which are no longer outstanding. Notwithstanding this subparagraph (c), the omission of a legend shall not affect the enforceability of any part of this Rights Agreement or the rights of any holder of the Rights.

            (d) Notwithstanding anything in this Agreement to the contrary, from and after the time any Person becomes an Acquiring Person, any Rights that are or were acquired or beneficially owned by such Acquiring Person (or any Associate or Affiliate of such Acquiring Person) shall be null and void without any further action, and any holder of such Rights shall thereafter have no rights whatsoever with respect to such Rights, whether under this Agreement (including the right to exercise such Rights under any provision of this Agreement) or otherwise.

    SECTION 4. FORM OF RIGHT CERTIFICATES. The Right Certificates (and the forms of election to purchase Common Shares and of assignment to be printed on the reverse thereof) shall be in substantially the form of EXHIBIT B hereto and may have such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Company may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any applicable law or with any rule or regulation made pursuant thereto or with any rule or regulation of any stock exchange on which the Rights may from time to time be listed or quoted, or to conform to usage. Subject to the provisions of Section 22 and
Section 23 hereof, the Right Certificate shall entitle the holder thereof to purchase such number of one one-hundredths of a Preferred Share as shall be set forth therein at the price per one one-hundredths of a Preferred Share set forth therein (the "Purchase Price"), but the number of such one one-hundredths of a Preferred Share and the Purchase Price shall be subject to adjustment as provided herein.

    SECTION 5. COUNTERSIGNATURE AND REGISTRATION. The Right Certificates shall be executed on behalf of the Company by its Chairman of the Board of Directors, its President or any Vice President, either manually or by facsimile signature, may have affixed thereto the Company's seal or a facsimile thereof, and shall be attested by the Secretary or an Assistant Secretary of the Company, either manually or by facsimile signature. The Right Certificates shall be manually countersigned by the Rights Agent and shall not be valid for any purpose unless countersigned. In case any officer of the Company who shall have signed any of the Right Certificates shall cease to be such officer of the Company before countersignature by the Rights Agent and issuance and delivery by the Company, such Right Certificates, nevertheless, may be countersigned by the Rights Agent and issued and delivered by the Company with the same force and effect as though the person who signed such Right Certificates had not ceased to be such officer of the Company; and any Right Certificate may be signed on behalf of the Company by any person who, at the actual date of the execution of such Right Certificate, shall be a proper officer of the Company to sign such Right Certificate, although at the date of the execution of this Agreement any such person was not such an officer.

    Following the Distribution Date, the Rights Agent will keep or cause to be kept, at its principal office or offices, books for registration and transfer of the Right Certificates issued hereunder. Such books shall show the names and addresses of the respective holders of the Right Certificates, the number of rights evidenced on its face by each of the Right Certificates, and the date of each of the Right Certificates.

    SECTION 6. TRANSFER, SPLIT UP, COMBINATION AND EXCHANGE OF RIGHT CERTIFICATE; MUTILATED, DESTROYED, LOST OR STOLEN RIGHT CERTIFICATES.
Subject to the provisions of Sections 7, 11 and 14 hereof, at any time after the Distribution Date, and at or prior to the earlier of the Redemption Date or the Final Expiration Date, any Right Certificate or Right Certificates (other than Right Certificates representing Rights that have become void pursuant to Section 11(a)(iii) hereof or that have been exchanged pursuant to
Section 23 hereof) may be transferred, split up, combined or exchanged for another Right Certificate or Right Certificates, entitling the registered holder to purchase a like number of one one-hundredths of a Preferred Share as the Right Certificate or Right Certificates surrendered then entitled such holder to purchase. Any registered holder desiring to transfer, split up, combine or exchange any Right Certificate or Right Certificates shall make such request in writing delivered to the Rights Agent, and shall endorse and surrender the Right Certificate or Right Certificates to be transferred, split up, combined or exchanged at the principal office of the Rights Agent. Neither the Rights Agent nor the Company shall be obligated to take any action whatsoever with respect to the transfer of any such surrendered Right Certificate until the registered holder shall have completed and signed the certificate contained in the form of assignment on the reverse side of such Right Certificate and shall have provided such additional evidence of the identify of the Beneficial Owner (or former Beneficial Owner) or Affiliates or Associates thereof as the Company shall reasonably request. Thereupon the Rights Agent shall countersign and deliver to the person entitled thereto a Right Certificate or Right Certificates, as the case may be, as so requested. The

Company may require payment of a sum sufficient to cover any tax or governmental charge that may be imposed in connection with any transfer, split up, combination or exchange of Right Certificates.

    Upon receipt by the Company and the Rights Agent of evidence reasonably satisfactory to them of the loss, theft, destruction or mutilation of a Right Certificate, and, in case of loss, theft or destruction, of indemnity or security reasonably satisfactory to them, and, at the Company's request, reimbursement to the Company and the Rights Agent of all reasonable expenses incidental thereto, and upon surrender to the Rights Agent and cancellation of the Right Certificate if mutilated, the Company will make and deliver a new Right Certificate of like tenor to the Rights Agent for delivery to the registered holder in lieu of the Right Certificate so lost, stolen, destroyed or mutilated.

    SECTION 7.  EXERCISE OF RIGHTS; PURCHASE PRICE; EXPIRATION DATE OF RIGHTS.

            (a) Except as otherwise provided herein, the Rights shall become exercisable immediately after the Distribution Date, and only after the Distribution Date, and thereafter the registered holder of any Right Certificate may exercise the Rights evidenced thereby (except as otherwise provided herein) in whole or in part upon surrender of the Right Certificate, with the form of election to purchase on the reverse side thereof duly executed, to the Rights Agent at the principal office of the Rights Agent, together with payment of the aggregate Purchase Price (or the Alternative Purchase Price, if applicable) with respect to the total number of one one-hundredths of a Preferred Share (or other securities, cash or other assets, as the case may be) as to which the Rights are exercised, at any time which is both after the Distribution Date and prior to the earliest of (i) the close of business on October 22, 2006 (the "Final Expiration Date"), (ii) the time at which the

Rights are redeemed as provided in Section 22 hereof (the "Redemption Date"), and (iii) the time at which such Rights are exchanged as provided in Section 23 hereof.

            (b) The Purchase Price for each one one-hundredth of a Preferred Share pursuant to the exercise of a Right shall initially be $65, and shall be subject to adjustment from time to time as provided in Sections 11 and 13 hereof (the "Purchase Price"), and shall be payable in lawful money of the United States of America in accordance with paragraph (c) below.

            (c) Except as otherwise provided herein, upon receipt of a Right Certificate representing exercisable Rights, with the form of election to purchase duly executed, accompanied by payment of the Purchase Price for the shares to be purchased (plus an amount equal to any applicable transfer tax required to be paid by the holder of such Right Certificate in accordance with Section 9 hereof) by certified check, cashier's check or money order payable to the order of the Company, the Rights Agent shall thereupon promptly (i) requisition from any transfer agent of the Preferred Shares certificates for the number of Preferred Shares to be purchased, and the Company hereby irrevocably authorizes its transfer agent to comply with all such requests, (ii) when appropriate, requisition from the Company the amount of cash to be paid in lieu of issuance of fractional shares in accordance with Section 14 hereof, (iii) after receipt of such certificates, cause the same to be delivered to or upon the order of the registered holder of such Right Certificate, registered in such name or names as may be designated by such holder, and (iv) when appropriate, after receipt deliver such cash, property or other securities to or upon the order of the registered holder of such Right Certificate.

            (d) Except as may be otherwise provided herein, in case the registered holder of any Right Certificate shall exercise less than all the Rights evidenced thereby, a new Right Certificate evidencing Rights equivalent to the Rights remaining unexercised shall be issued by the Rights Agent to the registered holder of such Right Certificate or to such holder's duly authorized assigns, subject to the provisions of Section 14 hereof.

            (e) Notwithstanding anything in this Agreement to the contrary, neither the Rights Agent nor the Company shall be obligated to undertake any action with respect to a registered holder of Rights upon the occurrence of any purported exercise as set forth in this Section 7 unless such registered holder shall have (i) completed and signed a certificate contained in the form of election to purchase set forth on the reverse side of the Right Certificate surrendered for such exercise, and (ii) provided such additional evidence of the identity of the Beneficial Owner (or former Beneficial Owner) or Affiliates or Associates thereof as the Company shall reasonably request.

    SECTION 8. CANCELLATION AND DESTRUCTION OF RIGHT CERTIFICATE. All Right Certificates surrendered for the purpose of exercise, transfer, split up, combination or exchange shall, if surrendered to the Company or to any of its agents, be delivered to the Rights Agent for cancellation or in canceled form, or, if surrendered to the Rights Agent, shall be canceled by it, and no Right Certificates shall be issued in lieu thereof except as expressly permitted by any of the provisions of this Agreement. The Company shall deliver to the Rights Agent for cancellation and retirement, and the Rights Agent shall so cancel and retire, any Right Certificate representing Rights purchased or acquired by the Company otherwise than upon the exercise thereof. The Rights Agent shall deliver all canceled Right Certificates to the Company, or shall, at the written request of the Company, destroy such canceled Right

Certificates, and in such case shall deliver a certificate of destruction thereof to the Company.

    SECTION 9.  RESERVATION AND AVAILABILITY OF PREFERRED SHARES.

            (a) The Company covenants and agrees that it will cause to be reserved and kept available out of its authorized and unissued Preferred Shares or any Preferred Shares held in its treasury, the number of Preferred Shares that will be sufficient to permit the exercise in full of all outstanding Rights.

            (b) The Company covenants and agrees that it will take all such action as may be necessary to ensure that all Preferred Shares (and, following the time that any person becomes an Acquiring Person, shares of Common Stock and other securities) delivered upon exercise of Rights shall, at the time of delivery of the certificates therefor (subject to payment of the Purchase Price), be duly and validly authorized and issued and fully paid and nonassessable shares.

            (c) The Company further covenants and agrees that it will pay when due and payable any and all federal and state transfer taxes and charges which are payable in respect of the issuance or delivery of the Right Certificates or of any Preferred Shares (or other securities which may become or be issuable under the terms of this Agreement) upon the exercise of Rights. The Company shall not, however, be required to pay any transfer tax which may be payable in respect of any transfer or delivery of Right Certificates to a Person other than, or the issuance or delivery of certificates for the Preferred Shares (or other securities which may become or be issuable under the terms of this Agreement) in a name other than that of, the registered holder of the Right Certificates evidencing Rights surrendered for transfer, delivery or exercise or to issue or to deliver any certificates for

Preferred Shares (or other securities which may become or be issuable under the terms of this Agreement) upon the exercise of any Rights until any such tax shall have been paid (any such tax being payable by the holder of such Right Certificates at the time of surrender) or until it has been established to the Company's reasonable satisfaction that no such tax is due.

            (d) From and after such time as the Rights become exercisable, the Company shall use its best efforts, if then necessary, to permit the issuance of shares of Preferred Stock (and following the time that any Person becomes an Acquiring Person, shares of Common Stock and other securities) upon the exercise of Rights, to register and qualify such shares of Preferred Stock (and, following the time that any person becomes an Acquiring Person, shares of Common Stock and other securities) under the Securities Act of 1993 or "Blue Sky" laws (to the extent exemptions therefrom are not applicable), cause such registration statement and qualifications to become effective as soon as possible after such filing, and keep such registration statement and qualifications effective (with a prospectus at all times meeting the requirements of the Act) until no longer required to do so under the Act with respect to securities purchasable upon exercise of the Rights. The Company may temporarily suspend, for a period not to exceed ninety (90) days following the Distribution Date, the exercisability of the Rights in order to prepare and file such registration statement and permit it to become effective. Upon any such suspension of exercisability of Rights referred to in this paragraph, the Company shall issue a public announcement stating that the exercisability of the Rights has been temporarily suspended, as well as a public announcement at such time as the suspension is no longer in effect. Notwithstanding any provision of this Rights Agreement to the contrary, the Rights shall not be exercisable in any jurisdiction unless the requisite qualification in such jurisdiction shall have been obtained and until a registration statement under the Securities Act of 1933 (if required) shall have been deemed effective.

            (e) Notwithstanding any provision in this Agreement to the contrary, the Rights shall not be exercisable by a holder in any jurisdiction where the requisite qualification to the issuance to such holder, or the exercise by such holder of the Rights in such jurisdiction, shall not have been obtained or be obtainable, or the exercise thereof shall not be permitted under applicable law or a registration statement shall not have been declared effective.

    SECTION 10. PREFERRED SHARES RECORD DATE. Each Person in whose name any certificate for Preferred Shares is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Preferred Shares represented thereby on, and such certificate shall be dated, the date upon which the Right Certificate evidencing such Rights was duly surrendered and payment of the Purchase Price (and any applicable transfer taxes) was made; PROVIDED, HOWEVER, that if the date of such surrender and payment is a date upon which the Preferred Shares transfer books of the Company are closed, such person shall be deemed to have become the record holder of such shares on, and such certificate shall be dated, the next succeeding Business Day on which the Preferred Shares transfer books of the Company are open.

    SECTION 11. ADJUSTMENT OF PURCHASE PRICE, NUMBER OF SHARES OR NUMBER OF RIGHTS. The Purchase Price, the number of Preferred Shares that the holder of a Right Certificate is entitled to purchase on the exercise of the Rights evidenced thereby, and the number of Rights outstanding, are subject to adjustment from time to time as provided in this Section 11.

            (a) (i) In the event the Company shall at any time after the date of this Agreement (A) declare a dividend on the Preferred Shares payable in Preferred Shares, (B) subdivide the outstanding Preferred Shares, (C) combine the outstanding Preferred Shares into a smaller number of Preferred Shares, or (D) issue any shares of its capital stock in a reclassification of the Preferred Shares (including any such reclassification in connection with a consolidation or merger in which the Company is the continuing or surviving corporation), except as otherwise provided in this Section 11(a), the Purchase Price in effect at the time of the record date for such dividend or at the effective date of such subdivision, combination or reclassification, and the number and kind of shares of capital stock issuable on such date, shall be proportionately adjusted so that the holder of any Right exercised after such time shall be entitled to receive the aggregate number and kind of shares of capital stock which, if such Right had been exercised immediately prior to such date and at a time when the Preferred Shares transfer books of the Company were open, such holder would have owned upon such exercise and been entitled to receive by virtue of such dividend, subdivision, combination or reclassification; PROVIDED, HOWEVER, that in no event shall the consideration to be paid upon the exercise of one Right be less then the aggregate par value of the shares of capital stock of the Company issuable upon exercise of one Right. If an event occurs which would require an adjustment under both this Section 11(a)(i) and Section 11(a)(ii) hereof, the adjustment provided for in this
    Section 11(a)(i) shall be in addition to, and shall be made prior to, any adjustment required pursuant to Section 11(a)(ii) hereof.

                (ii) Subject to Section 23 of this Agreement, in the event any Person becomes an Acquiring Person (the first occurrence of such event being referred hereinafter as the "Flip-In Event"), then (A) the Purchase Price shall be adjusted to be the Purchase Price in effect immediately prior to the Flip-In Event multiplied by the number of one one-hundredths of a share of Preferred Stock for which a Right was exercisable immediately prior to such Flip-In Event, whether or not such Right was then exercisable, and (B) each holder of a Right, except as otherwise provided in this Section 11(a)(ii) and Section 11(a)(iii) hereof, shall thereafter have the right to receive, upon exercise thereof at a price equal to the Purchase Price (as so adjusted), in accordance with the terms of this Agreement and in lieu of shares of Preferred Stock, such number of shares of Common Stock as shall equal the result obtained by dividing the Purchase Price (as so adjusted) by 50% of the current per share market price of the Common Stock (determined pursuant to Section 11(d) hereof) on the date of such Flip-In Event; PROVIDED, HOWEVER, that the Purchase Price (as so adjusted) and the number of shares of Common Stock so receivable upon exercise of a Right shall, following the Flip-In Event, be subject to further adjustment as appropriate in accordance with Section 11(f) hereof. Notwithstanding anything in this Agreement to the contrary, however, from and after the Flip-In Event, any Rights which are beneficially owned by (x) any Acquiring Person (or any Affiliate or Associate of any Acquiring Person), (y) a transferee of any Acquiring Person (or any such Affiliate or Associate) who becomes a transferee after the Flip-In Event, or (z) a transferee of any Acquiring Person (or any such Affiliate or Associate) who became a transferee prior to or concurrently with the Flip-In Event pursuant to either (I) a transfer from the Acquiring Person to holders of its equity securities or to any Person with whom it has any continuing agreement, arrangement or understanding regarding the transferred rights, or (II) a transfer which the Board of Directors has determined is part of a plan, arrangement or understanding which has the purpose or effect of avoiding the provisions of this paragraph, and subsequent transferees of such Persons, shall be void without any further action and any holder of such Rights shall thereafter have no rights whatsoever with respect to such rights under any provisions of this Agreement. The Company shall use all reasonable efforts to ensure that the provisions of this Section 11(a)(ii) are complied with, but shall have no liability to any holder of Right Certificates or other Person as a result of its failure to make any determinations with respect to an Acquiring Person or its Affiliates, Associates or transferees hereunder. From and after the Flip-In Event, no Rights Certificate shall be issued pursuant to Section 3 or Section 6 hereof that represents Rights that are or have become void pursuant to the provisions of this paragraph, and any Rights Certificate delivered to the Rights Agent that represents Rights that are or have become void pursuant to the provisions of this paragraph, shall be cancelled. From and after the occurrence of an event specified in Section 13(a) hereof, any Rights that theretofore have not been exercised pursuant to this Section 11(a)(ii) shall thereafter be exercisable only in accordance with Section 13 and not pursuant to this
    Section 11(a)(ii).

                (iii) The Company may at its option substitute for a share of Common Stock issuable upon the exercise of a Right in accordance with the foregoing subparagraph (ii) such number or fractions of shares of Preferred Stock having an aggregate current market value equal to the current per share market price of a share of Common Stock. In the event that there shall not be sufficient shares of Common Stock issued but not outstanding or authorized but unissued to permit the exercise in full of the Rights in accordance with the foregoing subparagraph (ii), the Board of Directors shall, to the extent permitted by applicable law and any material agreements then in effect to which the Company is a party (A) determine the excess (such excess, the "Spread") of (1) the value of the shares of Common Stock issuable upon the exercise of a Right in accordance with the foregoing subparagraph (ii) (the "Current Value") over (2) the initial Purchase Price (as adjusted in accordance with the foregoing subparagraph
    (ii)), and (B) with respect to each Right (other than Rights which have become void pursuant to the foregoing subparagraph (ii)), make adequate provision to substitute for the shares of Common Stock issuable in accordance with the foregoing subparagraph (ii) upon exercise of the Right and payment of the Purchase Price (as adjusted in accordance therewith),
    (1) cash, (2) a reduction in such Purchase Price, (3) shares of Preferred Stock or other equity securities of the Company (including, without limitation, shares or fractions of shares of preferred stock which, by virtue of having dividend, voting and liquidation rights substantially comparable to those of the shares of Common Stock, are deemed in good faith by the Board of Directors to have substantially the same value as the shares of Common Stock (such shares of Preferred Stock and the shares or fractions of shares of preferred stock are hereinafter referred to as "Common Stock equivalents")), (4) debt securities of the Company, (5) other assets, or (6) any combination of the foregoing, having a value which, when added to the value of the shares of Common Stock actually issued upon exercise of such Right, shall have an aggregate value equal to the Current Value (less the amount of any reduction in such Purchase Price), where such aggregate value has been determined by the Board of Directors upon the advice of a nationally or regionally recognized investment banking firm selected in good faith by the Board of Directors; PROVIDED, HOWEVER, that if the Company shall not make adequate provision to deliver value pursuant to clause (B) above within thirty (30) days following the Flip-In Event (the "Section 11(a)(ii) Trigger Date"), then the Company shall be obligated to deliver, to the extent permitted by applicable law and any material agreements then in effect to which the Company is a party, upon the surrender for exercise of a Right and without requiring payment of such Purchase Price, shares of Common Stock (to the extent available), and then, if necessary, such number of fractions of shares of Preferred Stock (to the extent available) and then, if necessary, cash, which shares and/or cash have an aggregate value equal to the Spread. If, upon the occurrence of the Flip-In Event, the Board of Directors shall determine in good faith that it is likely that sufficient additional shares of Common Stock could be authorized for issuance upon exercise in full of the Rights, then, if the Board of Directors so elects, the thirty (30) day period set forth above may be extended to the extent necessary, but not more than one hundred twenty
    (120) days after the Section 11(a)(ii) Trigger Date, in order that the Company may seek stockholder approval for the authorization of such additional shares (such thirty (30) day period, as it may be extended, is herein called the "Substitution Period"). To the extent that the Company determines that some action need be taken pursuant to the second and/or third sentence of this Section 11(a)(iii), the Company (x) shall provide, subject to Section 11(a)(ii) hereof and the last sentence of this Section 11(a)(iii), that such action shall apply uniformly to all outstanding rights, and (y) may suspend the exercisability of the Rights until the expiration of the Substitution Period in order to seek any authorization of additional shares and/or to decide the appropriate form of distribution to be made pursuant to such second sentence and to determine the value thereof. In the event of any such suspension, the Company shall issue a public announcement stating that the exercisability of the Rights has been temporarily suspended, as well as a public announcement at such time as the suspension is no longer in effect. For purposes of this Section 11(a)(iii), the value of the shares of Common Stock shall be the current per share market price (as determined pursuant to Section 11(d)(i)) on the Section 11(a)(ii) Trigger Date and the per share or fractional value of any "Common Stock equivalent" shall be deemed to equal the current per share market price of the Common Stock. The Board of Directors of the Company may, but shall not be required to, establish procedures to allocate the right to receive shares of Common Stock upon the exercise of the Rights, among holders of Rights pursuant to this
    Section 11(a)(iii).

                (iv) Notwithstanding the foregoing or anything in this Agreement to the contrary, from and after the time any Person becomes an Acquiring Person, any Rights that are or were acquired or beneficially owned by such Acquiring Person (or any Associate or Affiliate of such Acquiring Person) shall be null and void without any further action, and any holder of such Rights shall thereafter have no rights whatsoever with respect to such Rights, whether under this Agreement (including the right to exercise such Rights under any provision of this Agreement) or otherwise.

                (v) No Right Certificate shall be issued pursuant to Section 3 that represents Rights beneficially owned by an Acquiring Person; no Right Certificate shall be issued at any time upon the transfer of any Rights to an Acquiring Person or any Associate or Affiliate thereof or to any nominee of such Acquiring Person, Associate or Affiliate; and any Right Certificate delivered to the Rights Agent for transfer to an Acquiring Person shall be canceled.

            (b) In case the Company shall fix a record date for the issuance of rights, options or warrants to all holders of Preferred Stock entitling them (for a period expiring within 45 calendar days after such record date) to subscribe for or purchase Preferred Shares (or shares having the same rights, privileges and preferences as the Preferred Shares ("equivalent preferred shares")) or securities convertible into Preferred Shares or equivalent preferred shares at a price per Preferred Share or equivalent preferred share (or having a conversion price per share, if a security convertible into Preferred Shares or equivalent preferred shares) less than the then current per share market price of the Preferred Shares (as defined in Section 11(d)) on such record date, the Purchase Price to be in effect after such record date shall be determined by multiplying the Purchase Price in effect immediately prior to such record date by a fraction, the numerator of which shall be the number of Preferred Shares and equivalent preferred shares outstanding on such record date plus the number of Common Shares which the aggregate offering price of the total number of Preferred Shares and equivalent preferred shares which the aggregate offering price of the total number of Preferred Shares and/or equivalent preferred shares so to be offered (and/or the aggregate initial conversion price of the convertible securities so to be offered) would purchase at such current market price, and the denominator of which shall be the number of Preferred Shares and equivalent preferred shares outstanding on such record date plus the number of additional Preferred Shares and/or equivalent preferred shares to be offered for subscription or purchase (or into which the convertible securities so to be offered are initially convertible); PROVIDED, HOWEVER, that in no event shall the consideration to be paid upon the exercise of one Right be less than the aggregate par value of the shares of capital stock of the Company issuable upon exercise of one Right. In case such subscription price may be paid in a consideration part or all of which shall be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board of Directors of the Company, whose determination shall be described in a statement filed with the Rights Agent. Preferred Shares and equivalent preferred shares owned by or held for the account of the Company shall not be deemed outstanding for the purpose of any such computation. Such adjustment shall be made successively whenever such a record date is fixed; and in the event that such rights, options or warrants are not so issued, the Purchase Price shall be adjusted to be the Purchase Price which would then be in effect if such record date had not been fixed.

            (c) In case the Company shall fix a record date for the making of a distribution to all holders of the Preferred Shares (including any such distribution made in connection with a consolidation or merger in which the Company is the continuing or surviving corporation) of evidences of indebtedness or assets (other than a regular periodic cash dividend paid out of earnings or retained earnings or a dividend payable in Preferred Shares) or subscription rights or warrants (excluding those referred to in Section 11(b)
hereof), the Purchase Price to be in effect after such record date shall be determined by multiplying the Purchase Price in effect immediately prior to such record date by a fraction, the numerator of which shall be the then current per share market price of the Preferred Shares (determined pursuant to Section 11(d) hereof) on such record date, less the fair market value (as determined in good faith by the Board of Directors of the Company, whose determination shall be described in a statement filed with the Rights Agent) of the portion of the assets or evidences of indebtedness so to be distributed or of such subscription rights or warrants applicable to one Preferred Share, and the denominator of which shall be such current per share market price (determined pursuant to Section 11(d) hereof) of the Preferred Shares; PROVIDED, HOWEVER, that in no event shall the consideration to be paid upon the exercise of one Right be less than the aggregate par value of the shares of capital stock of the Company to be issued upon exercise of one Right. Such adjustments shall be made successively whenever such a record date is fixed; and in the event that such distribution is not so made, the Purchase Price shall again be adjusted to be the Purchase Price which would then be in effect if such record date had not been fixed.

            (d) (i) Except as otherwise provided herein, for the purposes of any computation hereunder, the "current per share market price" of any security (a "Security" for the purpose of this Section 11(d)(i)) on any date shall be deemed to be the average of the daily closing prices per share of such Security for the 30 consecutive Trading Days (as such term is hereinafter defined) immediately prior to such date; PROVIDED, HOWEVER, that in the event that the current per share market price of the Security is determined during a period following the announcement by the issuer of such Security of (A) a dividend or distribution on such Security payable in shares of such Security or securities convertible into such shares, or (B) any subdivision, combination or reclassification of such Security, and prior to the expiration of 30 Trading Days after the ex-dividend date for such dividend or distribution, or the record date for such subdivision, combination or reclassification, then, and in each such case, the current per share market price shall be appropriately adjusted to reflect the current market price per share equivalent of such Security, taking into account ex-dividend trading. The closing price for each day shall be the last sale price, regular way, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the Nasdaq National Market System or, if the Security is not listed or admitted to trading on the Nasdaq National Market System, as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which the Security is listed or admitted to trading or, if the Security is not listed or admitted to trading on any national securities exchange, the last quoted sales price or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by the National Association of Securities Dealers, Inc. Automated Quotations System ("NASDAQ") or such other system then in use or, if on any such date the Security is not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the Security selected by the Board of Directors of the Company. If the Security is not publicly held or so listed or traded, and no market maker is making, or has made during the relevant period, a market in the Security, "current per share market price" shall mean the fair value per share as determined in good faith by the Board of Directors of the Company, whose determination shall be described in a statement filed with the Rights Agent. The term "Trading Day" shall mean a day on which the principal national securities exchange on which the Security is listed or admitted to trading is open for the transaction of business or, if the Security is not listed or admitted to trading on any national securities exchange, a Business Day.

            (e) No adjustment in the Purchase Price shall be required unless such adjustment would require an increase or decrease of at least 1% in the Purchase Price; PROVIDED, HOWEVER, that any adjustments which by reason of this Section 11(e) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this
Section 11 shall be made to the nearest cent or to the nearest one ten-thousandth of a Preferred Share or share of Common Stock or other share or security as the case may be. Notwithstanding the first sentence of this
Section 11(e), any adjustment required by this Section 11 shall be made no later than the earlier of (i) three years from the date of the transaction which requires such adjustment, or (ii) the date of the expiration of the right to exercise any Rights.

            (f) If as a result of an adjustment made pursuant to Section 11(a) or Section 13(a) hereof, the holder of any Right thereafter exercised shall become entitled to receive any shares of capital stock of the Company other than Preferred Shares, thereafter the Purchase Price and the number of such other shares so receivable upon exercise of any Right shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions of this Section 11 with respect to the Preferred Shares, and the provisions of Sections 7, 9, 10, 13 and 14 with respect to the Preferred Shares shall apply on like terms to any such other shares.

            (g) All Rights originally issued by the Company subsequent to any adjustment made to the Purchase Price hereunder shall evidence the right to purchase, at the adjusted Purchase Price, the number of one one-hundredths of a Preferred Share purchasable from time to time hereunder upon exercise of the Rights, all subject to further adjustment as provided herein.

            (h) Unless the Company shall have exercised its election as provided in Section 11(i), upon each adjustment of the Purchase Price as a result of the calculations made in Sections 11(b) and (c), each Right outstanding immediately prior to the making of such adjustment shall thereafter evidence the right to purchase, at the adjusted Purchase Price, that number of one one-hundredths of a Preferred Share (calculated to the nearest one ten-thousandth of a Preferred Share) obtained by (i) multiplying
(x) the number of one one-hundredths of a share covered by a Right immediately prior to such adjustment by (y) the Purchase Price in effect immediately prior to such adjustment of the Purchase Price and (ii) dividing the product so obtained by the Purchase Price in effect immediately after such adjustment of the Purchase Price.

            (i) The Company may elect on or after the date of any adjustment of the Purchase Price pursuant to Sections 11(a)(i), 11(b) or 11(c) hereof to adjust the number of Rights, in substitution for any adjustment in the number of one one-hundredths of a Preferred Share purchasable upon the exercise of a Right. Each of the Rights outstanding after such adjustment of the number of Rights shall be exercisable for the number of one one-hundredths of a Preferred Shares for which a Right was exercisable immediately prior to such adjustment. Each Right held of record prior to such adjustment of the number of Rights shall become that number of Rights (calculated to the nearest ten-thousandth) obtained by dividing the Purchase Price in effect immediately prior to adjustment of the Purchase Price by the Purchase Price in effect immediately after adjustment of the Purchase Price. The Company shall make a public announcement of its election to adjust the number of Rights, indicating the record date for the adjustment, and, if known at the time, the amount of the adjustment to be made. This record date may be the date on which the Purchase Price is adjusted or any day thereafter, but, if the Right Certificates have been issued, shall be at least 10 days later than the date of the public announcement. If Right Certificates have been issued, upon each adjustment of the number of Rights pursuant to this Section 11(i), the Company may, as promptly as practicable, cause to be distributed to holders of record of Right Certificates on such record date Right Certificates evidencing, subject to Section 14 hereof, the additional Rights to which such holders shall be entitled as a result of such adjustment, or, at the option of the Company, shall cause to be distributed to such holders of record in substitution and replacement for the Right Certificates held by such holders prior to the date of adjustment, and upon surrender thereof, if required by the Company, new Right Certificates evidencing all the Rights to which such holders shall be entitled after such adjustment. Right Certificates so to be distributed shall be issued, executed and countersigned in the manner provided for herein and shall be registered in the names of the holders of record of Right Certificates on the record date specified in the public announcement.

            (j) Irrespective of any adjustment or change in the Purchase Price or the number of one one-hundredths of a Preferred Share issuable upon the exercise of the Rights, the Right Certificates theretofore and thereafter issued may continue to express the

Purchase Price and the number of one-hundredths of a Preferred Share which were expressed in the initial Right Certificates issued hereunder.

            (k) Before taking any action that would cause an adjustment reducing the Purchase Price below the then par value, if any, of the Preferred Shares or other shares of capital stock issuable upon exercise of the Rights, the Company shall take any corporate action which may, in the opinion of its counsel, be necessary in order that the Company may validly and legally issue fully paid and nonassessable Preferred Shares or other such shares at such adjusted Purchase Price.

            (l) In any case in which this Section 11 shall require that an adjustment in the Purchase Price be made effective as of a record date for a specified event, the Company may elect to defer until the occurrence of such event the issuing to the holder of any Right exercised after such record date of the Preferred Shares and other capital stock or securities of the Company, if any, issuable upon such exercise over and above the Preferred Shares and other capital stock or securities of the Company, if any, issuable upon such exercise on the basis of the Purchase Price in effect prior to such adjustment; PROVIDED, HOWEVER, that the Company shall deliver to such holder a due bill or other appropriate instrument evidencing such holder's right to receive such additional shares upon the occurrence of the event requiring such adjustment.

            (m) Anything in this Agreement to the contrary notwithstanding, in the event that at any time after the date of this Rights Agreement and prior to the Distribution Date, the Company shall (i) declare or pay any dividend on the Common Stock payable in Common Stock or (ii) effect a subdivision, combination or consolidation of the Common Stock (by reclassification or otherwise than by payment of a dividend payable in Common

Stock) into a greater or lesser number of Common Stock, then in such case, the number of Rights associated with each share of Common Stock then outstanding, or issued or delivered thereafter, shall be proportionately adjusted so that the number of Rights thereafter associated with each share of Common Stock following any such event shall equal the result obtained by multiplying the number of Rights associated with each share of Common Stock immediately prior to such event by a fraction the numerator of which shall be the total number of shares of Common Stock outstanding immediately prior to the occurrence of the event and the denominator of which shall be the total number of shares of Common Stock outstanding immediately following the occurrence of such event.

            (n) Anything in this Section 11 to the contrary notwithstanding, the Company shall be entitled to make such reductions in the Purchase Price, in addition to those adjustments expressly required by this Section 11, as and to the extent that the Company in its sole discretion shall determine to be advisable in order that any consolidation or subdivision of the Preferred Shares, issuance wholly for cash of any Preferred Shares at less than the current market price, issuance wholly for cash of Preferred Shares or securities which by their terms are convertible into or exchangeable for Preferred Shares, dividends on Preferred Shares payable in Preferred Shares, or issuance of rights, options or warrants referred to in Section 11(b) hereafter made by the Company to holders of its Preferred Shares shall not be taxable to such stockholders.

            (o) Unless a majority of the Disinterested Directors agree in writing to the contrary, the Company covenants and agrees that it shall not, at any time after the Distribution Date, (i) consolidate with any other Person (other than a wholly owned Subsidiary of the Company in a transaction which complies with Section 11(i) hereof), (ii) merge with or into any other Person (other than a wholly owned Subsidiary of the Company in a transaction which complies with Section 11(i) hereof), (iii) effect a share exchange with any other Person or conversion of the Company into another entity (other than with a wholly owned Subsidiary of the Company in a transaction which complies with Section 11(i) hereof), or (iv) sell or transfer (or permit any Subsidiary to sell or transfer), in one transaction or series of related transactions, assets or earning power aggregating more than 50% of the assets or earning power of the Company and its Subsidiaries (taken as a whole) to any other Person or Persons (other than the Company and/or any of its wholly owned Subsidiaries in one or more transactions, each of which complies with the requirements of this Section), if (x) at the time of or immediately after such consolidation, merger, exchange, conversion or sale, there are any rights, warrants or other instruments or securities outstanding or agreements in effect which would materially diminish or otherwise eliminate the benefits intended to be afforded by the Rights, or
(y) prior to, simultaneously with or immediately after such consolidation, merger, exchange, conversion or sale, the stockholders or interest holders of the Person who constitutes, or would constitute, the "Principal Party" for purposes of Section 13 hereof, would have received a distribution of Rights previously owned by such Person or any of its Affiliates and Associates. Nothing in this Section 11 shall be construed to limit or otherwise restrict in any manner the rights of redemption contained in Section 22 hereof.

            (p) The Company covenants and agrees that, after the Distribution Date, it will not, except as permitted by Section 22, Section 23 or Section 26 hereof, take (or permit any Subsidiary to take) any action if, at the time such action is taken, it is reasonably foreseeable that such action will diminish in any material manner or otherwise eliminate the benefits intended to be afforded by the Rights.

    SECTION 12. CERTIFICATE OF ADJUSTED PURCHASE PRICE OR NUMBER OF SHARES. Whenever an adjustment is made as provided in Section 11 or 13 hereof, the Company shall promptly (a) prepare a certificate setting forth such adjustment and a brief statement of the facts accounting for such adjustment,
(b) file with the Rights Agent and with each transfer agent for the Preferred Shares and the Common Shares a copy of such certificate, and (c) mail a brief summary thereof to each holder of a Right Certificate in accordance with
Section 24 hereof (if so required by Section 24 hereof).

    SECTION 13. CONSOLIDATION, MERGER OR SALE OR TRANSFER OF ASSETS OR EARNING POWER.

            (a) In the event, directly or indirectly at any time after the Flip-In Event, (i) the Company shall consolidate with, merge with and into, or effect a share exchange or conversion with or into any Person, (ii) any Person shall merge with and into the Company or effect a share exchange or conversion with or into the Company, the Company shall be the continuing or surviving corporation in such transaction and, in connection with such transaction, all or part of the Common Shares shall be changed into or exchanged for stock or other securities of any Person (including the Company) or cash or any other property, or (iii) the Company shall sell or otherwise transfer (or one or more of its Subsidiaries shall sell or otherwise transfer), in one or more transactions, assets or earning power aggregating 50% or more of the assets or earning power of the Company and its Subsidiaries (taken as a whole) to any Person or Persons other than the Company or one or more of its wholly owned Subsidiaries, then, and in each such case, proper provision shall be made so that (A) each holder of a Right (except as otherwise provided herein) shall thereafter have the right to receive, upon the exercise thereof and payment of the Purchase Price (as theretofore adjusted in accordance with Section 11(a)(ii) hereof) in accordance with the terms of this Agreement and in lieu of Preferred Shares or Common Stock of the Company, such number of validly authorized and issued, fully paid, non-assessable and freely tradeable Common Shares of the Principal Party (as defined in Section 13(b) hereof), not subject to any liens, encumbrances, rights of first refusal or other adverse claims, as shall equal the result obtained by dividing the Purchase Price (as theretofore adjusted in accordance with Section 11(a)(ii) hereof) by 50% of the then current per share market price of the Common Shares of the Principal Party (determined pursuant to Section 11(d) hereof) on the date of consummation of such transaction; PROVIDED HOWEVER, that the Purchase Price (as theretofore adjusted in accordance with Section 11(a)(ii) hereof) and the number of shares of Common Stock of such Principal Party so receivable upon exercise of a Right shall be subject to further adjustment as appropriate in accordance with Section 11(f) hereof to reflect any events occurring in respect of the Common Stock of such Principal Party after the occurrence of such transaction; (B) the Principal Party shall thereafter be liable for, and shall assume, by virtue of such transaction, all the obligations and duties of the Company pursuant to this Rights Agreement; (C) the term "Company," as used in this Rights Agreement, shall thereafter be deemed to mean and refer to such Principal Party; and (D) such Principal Party shall take such steps (including, but not limited to, the reservation of a sufficient number of its Common Shares in accordance with this Agreement) in connection with such consummation as may be necessary to assure that the provisions hereof shall thereafter be applicable, as nearly as reasonably may be, in relation to the Common Shares of the Principal Party thereafter deliverable upon the exercise of the Rights; PROVIDED that, upon the subsequent occurrence of any consolidation, merger, sale or transfer of assets or other extraordinary transaction in respect of such Principal Party, each holder of a Right shall thereupon be entitled to receive, upon exercise of a Right and payment of the Purchase Price as provided in this
Section 13(a), such cash, shares, rights, warrants and other property which such holder would have been entitled to receive had such holder, at the time of such transaction, owned the Common Stock of the Principal Party receivable upon the exercise of a Right pursuant to this Section 13(a), and such Principal Party shall take such steps (including, but not limited to, reservation of shares of capital stock) as may be necessary to permit the subsequent exercise of the Rights in accordance with the terms hereof for such cash, shares, rights, warrants and other property. The Company shall not consummate any transaction of the type referenced in the first sentence of this Section 13(a) unless prior thereto the Company and the Principal Party shall have executed and delivered to the Rights Agent a supplemental agreement so providing and further providing that, immediately after the date of any such transaction mentioned in this paragraph (a) of this Section 13, the Principal Party at its own expense will (i) prepare and file a registration statement under the Act with respect to the Rights and any securities purchasable upon exercise of the Rights on an appropriate form, will cause such registration statement to become effective as soon as possible after such filing and will cause such registration statement to remain effective (with a prospectus at all times meeting the requirements of the Act) until no longer required under the Act with respect to any securities purchasable upon exercise of the Rights; and (ii) qualify or register the Rights and any securities purchasable upon exercise of the Rights, and take all such other action as may be required or as is appropriate, under the securities or blue sky laws of such jurisdictions as may be necessary or appropriate. Unless a majority of Disinterested Directors agree in writing to the contrary, the Company shall not enter into any transaction of the kind referred to in this Section 13 if at the time of such transaction there are any rights, warrants, instruments or securities outstanding or any agreements or arrangements which, as a result of the consummation of such transaction, would eliminate or substantially diminish the benefits intended to be afforded by the Rights. The provisions of this Section 13 shall similarly apply to successive mergers, consolidations, exchanges, conversations, sales or other transfers.

            (b) "Principal Party" shall mean

                (i) in the case of any transaction described in (i) or (ii) of the first sentence of Section 13(a) hereof: (A) the Person that is the issuer of the securities into which the shares of Common Stock are converted in such merger or consolidation, or, if there is more than one such issuer, the issuer of the shares of Common Stock of which have the greatest aggregate market value of shares outstanding, or (B) if no securities are so issued, (x) the Person that is the other party to the merger, if such Person survives said merger, or, if there is more than one such Person, the Person the shares of Common Stock of which have the greatest aggregate market value of shares outstanding or (y) if the Person that is the other party to the merger does not survive the merger, the Person that does survive the merger (including the Company if it survives) or (z) the Person resulting from the consolidation; and

                (ii) in the case of any transaction described in (iii) of the first sentence in Section 13(a) hereof, the Person that is the party receiving the greatest portion of the assets or earning power transferred pursuant to such transaction or transactions, or, if each Person that is a party to such transaction or transactions receives the same portion of the assets or earning power so transferred or if the Person receiving the greatest portion of the assets or earning power cannot be determined, whichever of such Persons as is the issuer of Common Stock having the greatest aggregate market value of shares outstanding;

PROVIDED, HOWEVER, that in any such case, (1) if the securities of such Person are not at such time or have not been continuously over the preceding 12-month period registered under Section 12 of the Exchange Act, and such Person is a direct or indirect Subsidiary of another Person the securities of which are and have been so registered, "Principal Party" shall mean such other Person; (2) in case such Person is a Subsidiary, directly or indirectly, of more than one other Person, the securities of two or more of which are and have been so registered, "Principal Party" shall mean whichever of such other Persons is the issuer of the securities so registered having the greatest aggregate market value; and (3) in case such Person is owned, directly or indirectly, by a joint venture formed by two or more other Persons that are not owned, directly or indirectly, by a joint venture formed by two or more other Persons that are not owned, directly or indirectly, by the same Person, the rules set forth in (1) and (2) above shall apply to each of the chains of ownership having an interest in such joint venture as if such Person were a "Subsidiary" of both or all of such other Persons and the Principal Parties in each such chain shall bear the obligations set forth in this Section 13 in the same ratio as their direct and indirect interests in such Person bear to the total of such interests.

            (c) Notwithstanding the foregoing or anything in this Agreement to the contrary, from and after the time any Person becomes an Acquiring person, any Rights that are or were acquired or beneficially owned by such Acquiring Person (or any Associate or Affiliate of such Acquiring Person) shall be null and void without any further action, and any holder of such Rights shall thereafter have no rights whatsoever with respect to such Rights, whether under this Agreement (including the right to exercise such Rights under any provision of this Agreement) or otherwise.

            (d) The Company covenants and agrees that it shall not, at any time after the Flip-In Event, enter into any transaction of the type described in clauses (i) through (iii) of Section 13(a) hereof if (i) at the time of or immediately after such consolidation, merger, sale, transfer or other transaction there are any rights, warrants or other instruments or securities outstanding or agreements in effect which would substantially diminish or otherwise eliminate the benefits intended to be afforded by the Rights, (ii) prior to, simultaneously with or immediately after such consolidation, merger, sale, transfer or other transaction, the stockholders of the Person who constitutes, or would constitute, the Principal Party for purposes of Section 13(a) hereof shall have received a distribution of Rights previously owned by such Person or any of its Affiliates or Associates or
(iii) the form or nature of organization of the Principal Party would preclude or limit the exercisability of the Rights.

    SECTION 14.  FRACTIONAL RIGHTS AND FRACTIONAL SHARES.

            (a) The Company may in the discretion of its Board of Directors, but shall not be required to, issue fractions of Rights or to distribute Right Certificates which evidence fractional Rights. In lieu of such fractional Rights, the Board of Directors, in its discretion, may direct the Company to pay to the registered holders of the Right Certificates with regard to which such fractional Rights would otherwise be issuable, an amount in cash equal to the same fraction of the current market value of a whole Right. For purposes of this Section 14(a), the current market value of a whole Right shall be the closing price of the Rights for the Trading Day immediately prior to the date on which such fractional Rights would otherwise be issuable. The closing price for any day shall be the last sale price, regular way, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the Nasdaq National Market System, or, if the rights are not listed or admitted to trading on the Nasdaq National Market System, as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which the Rights are listed or admitted to trading or, if the Rights are not listed or admitted to trading on any national securities exchange, the last quoted price or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by NASDAQ or such other system then in use or, if on any such date the Rights are not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the Rights selected by the Board of Directors of the Company. If on any such date no such market maker is making a market in the Rights, the fair value of the Rights on such date as determined in good faith by the Board of Directors of the Company shall be used to determine the current market value of a Right for purposes of this Section 14(a). Notwithstanding anything in this Section 14(a) to the contrary, prior to the Distribution Date, the current market value of the Right for purposes of this
Section 14(a) shall for all purposes hereof be deemed to be zero.

            (b) The Company may in the discretion of its Board of Directors, but shall not be required to, issue fractional interests in Preferred Shares (other than fractions which are integral multiples of one one-hundredth of a Preferred Share) upon exercise of the Rights or distribute certificates which evidence fractional interests in Preferred Shares (other than fractions which are integral multiples of one one-hundredth of a Preferred Share). In lieu of fractional interests in Preferred Shares that are not integral multiples of one one-hundredth of a Preferred Share, the Board of Directors may, in its discretion, direct the Company to pay to the registered holders of Right Certificates, at the time such Rights are exercised as herein provided, an amount in cash equal to the same fraction of the current market value of one Preferred Share. In fractions of Preferred Shares in integral multiples of one one-hundredths of a Preferred Share may, at the election of the Company, be evidenced by depositary receipts, pursuant to an appropriate agreement between the Company and the depositary selected by it; PROVIDED, that such agreement shall provide that the holders of such depositary receipts shall have all the rights, privileges and preferences to which they are entitled as beneficial owners of the Preferred Shares represented by such depositary receipts. For purposes of this Section 14(b), the current market value of a Preferred Share shall be the closing price of a Preferred Share (as determined pursuant to the second sentence of Section 11(d) hereof) for the Trading Day immediately prior to the date of such exercise.

            (c) The holder of a Right by the acceptance of the Right expressly waives his right to receive any fractional Rights or any fractional shares upon exercise of a Right (except as provided above).

    SECTION 15. AGREEMENT OF RIGHT HOLDERS. Every holder of a Right, by accepting the same, consents and agrees with the Company and the Rights Agent and with every other holder of a Right that:

            (a) prior to the Distribution Date, the Rights will be transferable only in connection with the transfer of the Common Shares of the Company;

            (b) after the Distribution Date, the Right Certificates are transferable only on the registry books of the Rights Agent if surrendered at the principal office of the Rights Agent, duly endorsed or accompanied by a proper instrument of transfer; and

            (c) the Company and the Rights Agent may deem and treat the Person in whose name any Right Certificate (or, prior to the Distribution Date, the associated Common Shares certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on the Right Certificates or the associated Common Shares certificate made by anyone other than the Company or the Rights Agent) for all purposes whatsoever, and neither the Company nor the Rights Agent shall be affected by any notice to the contrary.

    SECTION 16. RIGHT CERTIFICATE HOLDER NOT DEEMED A STOCKHOLDER. No holder, as such, of any Right Certificate shall be entitled to vote, receive dividends or other distributions or be deemed for any purpose the holder of the Preferred Shares or interests therein or any other securities of the Company which may at any time be issuable on the exercise of the Rights represented thereby, nor shall anything contained herein or in any Right Certificate be construed to confer upon the holder of any Right Certificate, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting stockholders (except as provided in this Agreement), or to receive dividends or subscription rights, or otherwise, or to exercise preemptive rights (if any), until the Right or Rights evidenced by such Right Certificate shall have been exercised in accordance with the provisions hereof.

    SECTION 17. CONCERNING THE RIGHTS AGENT. The Company agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, its reasonable expenses and counsel fees and other disbursements incurred in the administration and execution of this Agreement and the exercise and performance of its duties hereunder. The Company also agrees to indemnify the Rights Agent for, and to hold it harmless against, any loss, liability, or expense, incurred without gross negligence, bad faith or willful misconduct on the part of the Rights Agent, for anything done or omitted by the Rights Agent in connection with the acceptance and administration of this Agreement, including the costs and expenses of defending against any claim of liability arising therefrom.

    The Rights Agent shall be protected and shall incur no liability for, or in respect of, any action taken, suffered or omitted by it in connection with, its administration of this Agreement in reliance upon any Right Certificate or certificate for the Preferred Shares or for other securities of the Company, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement, or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons, or otherwise upon the advice of counsel as set forth in Section 19 hereof.

    SECTION 18. MERGER OR CONSOLIDATION OR CHANGE OF NAME OF RIGHTS AGENT. Any corporation into which the Rights Agent or any successor Rights Agent may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which the Rights Agent or any successor Rights Agent shall be a party, or any corporation succeeding to the stock transfer or corporate trust business of the Rights Agent or any successor Rights Agent, shall be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of
Section 20 hereof. In case at the time such successor Rights Agent shall succeed to the agency created by this Agreement, any of the Right Certificates shall have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Right Certificates so countersigned; and in case at that time any of the Right Certificates shall not have been countersigned, any successor Rights Agent may countersign such Right Certificates either in the name of the predecessor Rights Agent or in the name of the successor rights Agent; and in all such cases such Right Certificates shall have the full force provided in the Right Certificates and in this Agreement.

    In case at any time the name of the Rights Agent shall be changed and at such time any of the Right Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Right Certificates so countersigned, and in case at that time any of the Right Certificates shall not have been countersigned, the Rights Agent may countersign such Right Certificates either in its prior name or in its changed name; and in all such case Certificates shall have the full forces provided in the Right Certificates and in this Agreement.

    SECTION 19. DUTIES OF RIGHTS AGENT. The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, by all of which the Company and the holders of Right
Certificates, by their acceptance thereof, shall be bound:

            (a) The Rights Agent may consult with legal counsel (who may be legal counsel for the Company), and the opinion of such counsel shall be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion.

            (b) Whenever in the performance of its duties under this Agreement the Rights Agent shall deem it necessary or desirable that any fact or matter be proved or established by the Company prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by any one of the Chairman of the Board of Directors, President, any Vice President, the Secretary or the Treasurer of the Company and delivered to the Rights Agent; and such certificate shall be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate.

            (c) The Rights Agent shall be liable hereunder to the Company and any other Person only for the Rights Agent's own gross negligence, bad faith or willful misconduct.

            (d) The Rights Agent shall not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the Right Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and shall be deemed to have been made by the Company only.

            (e) The Rights Agent shall not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due execution hereof by the Rights Agent) or in respect of the validity or execution of any Right Certificate (except its countersignature thereof); nor shall it be responsible for any breach by the Company of any covenant or condition contained in this Agreement or in any Right Certificate; nor shall it be responsible for any change in the exercisability of the Rights (including any Rights that become void pursuant to Section 11(a)(iii) hereof) or any adjustment in the terms of the Rights (including the manner, method or amount thereof) provided for in Sections 3, 11, 13, 22 or 23 hereof, or the ascertaining of the existence of facts that would require any such change or adjustment (except with respect to the exercise of Rights evidenced by Right Certificates after actual notice that such change or adjustment is required); nor shall it by any act hereunder be deemed to make any representation or warranty as to the authorization or reservation of any Preferred Shares to be issued pursuant to this Agreement or any Right Certificate or as to whether any Preferred Shares will, when issued, be validly authorized and issued, fully paid and nonassessable.

            (f) The Company agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

            (g) The Rights Agent is hereby authorized and directed to accept instructions with respect to the performance of its duties hereunder from any one of the Chairman of the Board of Directors, President, any Vice President, the Secretary or the Treasurer of the Company, and to apply to such officers for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in accordance with instructions of any such officer or for any delay in acting while waiting for those instructions.

            (h) The Rights Agent and any stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in any of the Rights or other securities of the Company or become pecuniarily interested in any transaction in which the Company may be interested, or contract with or lend money to the Company or otherwise act as fully and freely as though it were not Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Company (including, without limitation, acting as transfer agent for the Common Shares of the Company) or for any other legal entity.

            (i) The Rights Agent may execute and exercise any of the rights or power hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent shall not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Company resulting from any such act, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

    SECTION 20. CHANGE OF RIGHTS AGENT. The Rights Agent or any successor Rights Agent may resign and be discharged from its duties under this Agreement upon 30 days' notice in writing mailed to the Company and to each transfer agent of the Common Shares or Preferred Shares by registered or certified mail, and to the holders of the Right Certificates by first-class mail. The Company may remove the Rights Agent or any successor Rights Agent upon 30 days' notice in writing, mailed to the Rights Agent or successor Rights Agent, as the case may be, and to each transfer agent of the Common Shares or the Preferred Shares by registered or certified mail, and to the holders of the Right Certificates by first-class mail. If the Rights Agent shall resign or be removed or shall otherwise become incapable of acting, the Company shall appoint a successor to the Rights Agent. If the Company shall fail to make such appointment within a period of 30 days after giving notice of such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by the holder of a Right Certificate (who shall, with such notice, submit his Right Certificate for inspection by the Company), then the registered holder of any Right Certificate may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Company or by such a court, shall be a corporation or entity, or an affiliate of such a corporation or entity, organized and doing business under the laws of the United States or of the States of New York or South Dakota (or of any other state of the United States so long as such corporation is authorized to do business as a banking institution in the State of New York or the State of South Dakota), in good standing, which is authorized under such laws to exercise corporate trust or stock transfer powers and is subject to supervision or examination by federal or state authority and which has at the time of its appointment as Rights Agent a combined capital and surplus of at least $50 million. After appointment, the successor Rights Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by the predecessor Rights Agent hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment the Company shall file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Common Shares or the Preferred Shares, and mail a notice thereof in writing to the registered holders of the Right Certificates. Failure to give any notice provided for in this Section 20, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

    SECTION 21. ISSUANCE OF NEW RIGHT CERTIFICATES. Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Company may, at its option, issue new Right Certificates evidencing Rights in such form as may be approved by its Board of Directors to reflect any adjustment or change in the Purchase Price and the number or kind or class of shares or other securities or property purchasable under the Right Certificates made in accordance with the provisions of this Agreement.

    SECTION 22.  REDEMPTION.

            (a) The Rights may be redeemed by action of the Board of Directors of the Company at such time, on such basis and with (or without) such conditions as the Board of Directors in its sole and absolute discretion may establish. Notwithstanding anything contained or which may be implied in this Agreement to the contrary, the Rights shall not be exercisable after any Person becomes an Acquiring Person until such time as the Company's rights of redemption hereunder shall have finally expired.

            (b) The Board of Directors of the Company may, at its option and in its sole and absolute discretion, at any time prior to the close of business on the tenth Business Day after the Shares Acquisition Date, redeem all, but not less than all, the then outstanding Rights at a redemption price of $0.001 (one-tenth of one cent) per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date hereof (such redemption price being hereinafter referred to as the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with (or without) such conditions as the Board of Directors in its sole and absolute discretion may establish; PROVIDED, HOWEVER, that with respect to any redemption of Rights under either of the circumstances set forth in clauses (i) and (ii) below, the Rights may be redeemed only if there are Disinterested Directors then in office and the Board of Directors of the Company, with the concurrence of a majority of the Disinterested Directors then in office, approve such redemption; (i) such approval occurs at any time after any Person becomes an Acquiring Person, or
(ii) such approval occurs at any time after a change (resulting from a proxy solicitation or from a vote of stockholders or in any other manner) in a majority of the directors in office at the commencement of such solicitation, or prior to such vote, if any Person who is a participant in such solicitation or vote has stated (or, if the majority of the directors in office at the commencement of such solicitation or prior to such vote has determined in good faith) that such Person (or any of its Affiliates or Associates) intends to take or may consider taking, any action that would result in such Person becoming an Acquiring Person or that would result in the occurrence of an event described in Section

11(a)(ii) hereof. The Company may, at its option, pay the Redemption Price in cash, in Common Shares (based on the current per share market price of the Common Shares at the time of redemption determined pursuant to Section 11(d) hereof) or any other form of consideration deemed appropriate by the Board of Directors of the Company; PROVIDED that if the Company elects to pay the Redemption Price in Common Shares, the Company shall not be required to issue fractional Common Shares and the number of Common Shares issuable to each holder of Rights shall be rounded down to the next whole shares.

            (c) "Disinterested Director" shall mean (i) any member of the Board of Directors of the Company who is not an officer or employee of the Company or any of its Subsidiaries and who is not an Acquiring Person or an Affiliate or Associate of an Acquiring Person, or (ii) any successor to a director meeting the requirements of clause (i) of this sentence (a "Prior Director") if such successor is a member of the Board of Directors of the Company who is not an officer or employee of the Company or any of its Subsidiaries and who is not an Acquiring Person or an Affiliate or Associate of an Acquiring Person or a nominee or representative of an Acquiring Person or of any such Affiliate or Associate, and who was recommended for election or elected to succeed the Prior Director by a majority of the Disinterested Directors then on the Board of Directors of the Company.

            (d) Immediately upon the action of the Board of Directors of the Company ordering the redemption of the Rights pursuant to paragraph (b) of this Section 22, and without any further action and without any notice, the right to exercise the Rights will terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price. The Company shall promptly give public notice of any such redemption; PROVIDED, HOWEVER, that the failure to give, or any defect in, any such notice shall not affect the validity of such redemption. Within 10 days after such action of the Board of Directors ordering the redemption of the Rights pursuant to paragraph (b), the Company shall mail a notice of redemption to all the holders of the then outstanding Rights at their addresses as they appear upon the registry books of the Rights Agent or, prior to the Distribution Date, on the registry books of the transfer agent for the Common Shares of the Company. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of redemption will state the method by which the payment of the Redemption Price will be made.

    SECTION 23.  EXCHANGE.

            (a) The Board of Directors of the Company may, at its option, at any time after the Flip-In Event, exchange all or any part of the then outstanding and exercisable Rights (which shall not include Rights that have become void pursuant to the provisions of Section 11(a)(ii) hereof) at an exchange ratio of one Common Share per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date of such Flip-In Event (such amount per Right being hereinafter referred to as the "Exchange Consideration"); PROVIDED, HOWEVER, that with respect to any such action by the Board of Directors as to such an exchange, the Rights may be so exchanged only if (i) there are Disinterested Directors then in office, and (ii) the Board of Directors of the Company approves such exchange with the concurrence of a majority of the Disinterested Directors then in office. From and after the occurrence of an event specified in
Section 13(a) hereof, any Rights that theretofore have not been exchanged pursuant to this Section 23(a) shall thereafter be exercisable only in accordance with Section 13 and may not be exchanged pursuant to this Section 23(a).

            (b) Immediately upon the action of the Board of Directors of the Company ordering the exchange of any Rights pursuant to paragraph (a) of this
Section 23 and without any further action and without any notice, the right to exercise such Rights shall terminate and the only right thereafter of a holder of such Rights shall be to receive the Exchange Consideration. The Company shall promptly give public notice of any such exchange; PROVIDED, HOWEVER, that the failure to give, or any defect in, such notice shall not affect the validity of such exchange. The Company shall promptly mail a notice of any such exchange to all of the holders of such Rights at their addresses as they appear upon the registry books of the Rights Agent. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of exchange will state the method by which the exchange of the Common Shares for Rights will be effected and, in the event of any partial exchange, the number of Rights which will be exchanged. Any partial exchange shall be effected pro rata based on the number of Rights (other than Rights which have become void pursuant to the provisions of Section 11(a)(ii) hereof) held by each holder of Rights.

            (c) Notwithstanding anything in this Section 23 to the contrary, in the event there shall not be sufficient authorized but unissued Common Shares to permit the exchange in full of the Rights as provided in paragraph
(a) of this Section 23, then, in such case, to the extent of such insufficiency, each Rights Certificate shall entitle the holder thereof to exchange each Right for the number of Common Shares equal to a fraction, (i) the numerator of which shall be the number of Common Shares authorized as of the Distribution Date, less: (A) the number of Common Shares issued and outstanding as of the Distribution Date, (B) the number of Common Shares reserved for issuance pursuant to stock options, warrants, and other rights to purchase Common Shares from the Company outstanding on the Distribution Date, and (C) the number of Common Shares reserved for issuance by the Company under convertible debentures, preferred stock, or other securities outstanding on the Distribution Date and convertible into or exchangeable for Common Shares; and (ii) the denominator of which shall be the number of Common Shares issued and outstanding as of the Distribution Date, less Common Shares of which an Acquiring Person is the Beneficial Owner.

            (d) The Company may, but need not be required to, issue fractions of Common Shares or to distribute certificates which evidence fractional Common Shares. In lieu of such fractional Common Shares, the Company may pay to the registered holders of the Right Certificates with regard to which such fractional Common Shares would otherwise be issuable an amount in cash equal to the same fraction of the current market value of a whole Common Share.
For the purpose of this paragraph (d), the current market value of a whole Common Share of the Company shall be the closing price of a Common Share of the Company (as determined pursuant to the second and third sentences of Section 11(d) hereof) for the Trading Day immediately prior to the date of exchange pursuant to this Section 23.

    SECTION 24.  NOTICE OF CERTAIN EVENTS.

            (a) In case the Company shall propose (i) to pay any dividend payable in stock of any class to the holders of its Preferred Shares or to make any other distribution to the holders of its Preferred Shares (other than a regular periodic cash dividend), (ii) to offer to the holders of its Preferred Shares rights or warrants to subscribe for or to purchase any additional Preferred Shares or shares of stock of any class or any other securities, rights or options, (iii) to effect any reclassification of its Preferred Shares (other than a reclassification involving only the subdivision of outstanding Preferred Shares), (iv) to effect any consolidation or merger into or with, or to effect any sale or other transfer (or to permit one or more of its Subsidiaries to effect any sale or other transfer), in one or more transactions, of 50% of more of the assets or earning power of the Company and its Subsidiaries (taken as a whole) to, any other Person, or (v) to effect the liquidation, dissolution or winding up of the Company, then, in each such case, the Company shall give to each holder of a Right Certificate, in accordance with Section 25 hereof, a notice of such proposed action, which shall specify the record date for purposes of such stock dividend, or distribution of rights or warrants, or the date on which such reclassification, consolidation, merger, sale, transfer, liquidation, dissolution, or winding up is to take place and the date of participation therein by the holders of the Common Shares and/or Preferred Shares if any such date is to be fixed, and such notice shall be so given in the case of any action described by clause (i) or (ii) above at least 10 days prior to the record date for determining holders of the Common Shares and/or Preferred Shares for purposes of such action, and in the case of any such other action, at least 10 days prior to the date of the taking of such proposed action or the date of participation therein by the holders of the Common Shares and/or Preferred Shares, whichever shall be the earlier.

            (b) In case any event described in Section 11(a)(ii) or Section 13 shall occur, then the Company shall as soon as practicable thereafter give to each holder of a Right Certificate, in accordance with Section 25 hereof, a notice of the occurrence of such event, which notice shall describe the event and the consequences of the event to holders of Rights under Section 11(a)(ii) and Section 13 hereof.

    SECTION 25. NOTICES. Notices or demands authorized by this Agreement to be given or made by the Rights Agent or by the holder of any Right Certificate to or on the Company shall be sufficiently given or made if sent by first-class mail, postage prepaid, addressed (until another address is filed in writing with the Rights Agent) as follows:

                 HF Financial Corp.
                 225 South Main Street
                 Sioux Falls, South Dakota  57102

                 Attention:  Chief Financial Officer

Subject to the provisions of Section 20 hereof, any notice or demand authorized by this Agreement to be given or made by the Company or by the holder of any Right Certificate to or on the Rights Agent shall be sufficiently given or made if sent by first-class mail, postage prepaid, addressed (until another address is filed in writing with the Company) as follows:

                 ChaseMellon Shareholder Services, L.L.P.
                 Shareowner Services Department
                 450 West 33rd Street, 15th Floor
                 New York, New York 10001

                 Attention:  Manager, Administrations

Notices or demands authorized by this Agreement to be given or made by the Company or the Rights Agent to the holder of any Right Certificate shall be sufficiently given or made if sent by first-class mail, postage prepaid, addressed to such holder at the address of such holder as shown on the registry books of the Company.

    SECTION 26. CHANGES, DELETIONS, SUPPLEMENTS AND AMENDMENTS. For so long as the Rights are then redeemable, the Company in its sole and absolute discretion may (and the Rights Agent shall at the direction of the Company) from time to time change, supplement or amend this Agreement in any respect without the approval of any holders of Right Certificates. At any time when the Rights are no longer redeemable, the Company may, and the Rights Agent shall, if the Company so directs, supplement or amend this Agreement without the approval of any holders of Rights Certificates in order to (i) cure any ambiguity, (ii) correct or supplement any provision contained herein that may be defective or inconsistent with any other provisions herein, (iii) shorten or lengthen any time period hereunder, or (iv) change, delete or supplement any of the provisions hereof in any manner which the Company may deem necessary or desirable (including, but without any limitation, changing (x) the percentage of ownership of Common Shares at which a Person becomes an Acquiring Person,
(y) the definition of Distribution Date, (z) the time for or manner of redemption of Rights or (aa) the time for, or limits on, amendment of this Agreement); PROVIDED that no such change shall adversely affect the interests of the holders of the Rights as such (other than an Acquiring Person or an Affiliate or Associate of an Acquiring Person, in whose hands all Rights are void).

    SECTION 27. SUCCESSORS. All the covenants and provisions of this Agreement by or for the benefit of the Company or the Rights Agent shall bind and inure to the benefit of their respective successors and assigns hereunder.

    SECTION 28. BENEFITS OF THIS AGREEMENT. Nothing in this Agreement shall be construed to give to any Person other than the Company, the Rights Agent and the registered holders of the Right Certificates (and, prior to the Distribution Date, the Common Shares of the Company) any legal or equitable right, remedy or claim under this Agreement; and this Agreement shall be for the sole and exclusive benefit of the Company, the Rights Agent and the registered holders of the Right Certificates (and, prior to the Distribution Date, the Common Shares of the Company).

    SECTION 29. SEVERABILITY. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated; PROVIDED, HOWEVER, that notwithstanding the foregoing, if any such term, provision, covenant or restriction is held by such court or authority to be invalid, void or unenforceable and the Board of Directors of the Company, with the concurrence of the majority of the Disinterested Directors then in office, determines in its good faith judgment that severing the invalid language from this Agreement would materially and adversely affect the purpose and effect of this Agreement, the right of redemption set forth in Section 22 hereof shall be reinstated and shall not expire until the Close of Business on the tenth day following the date of such determination by the Board of Directors.

    SECTION 30. DETERMINATIONS AND ACTIONS BY THE BOARD OF DIRECTORS. For all purposes of this Agreement, Common Shares shall be deemed outstanding when and as actually issued by the Company, but shall not include Common Shares reacquired by the Company in any manner, whether held as treasury shares or canceled. The calculation for the purpose of determining the particular percentage of the outstanding Common Shares of which any Person is the Beneficial Owner shall be made in accordance with the last sentence of Rule 13d-3(d)(1)(i) of the General Rules and Regulations under the Exchange Act. The Board of Directors of the Company (with, where specifically provided for herein, the concurrence of the Disinterested Directors) shall have the exclusive power and authority to administer this Agreement and to exercise all rights and powers specifically granted to the Board of Directors (with, where specifically provided for herein, the concurrence of the Disinterested Directors) or to the Company, or as may be necessary or advisable in the administration of this Agreement, including, without limitation, the right and power to (i) interpret the provisions of this Agreement, and (ii) make all determinations deemed necessary or advisable for the administration of this Agreement (including a determination to redeem or not redeem the Rights or to amend the Agreement). All such actions, calculations, interpretations and determinations (including, for purposes of clause (y) below, all omissions with respect to the foregoing) that are done or made by the Board of Directors (with, where specifically provided for herein, the concurrence of the Disinterested Directors) in good faith, shall (x) be final, conclusive and binding on the Company, the Rights Agent, the holders of the Rights and all other Persons, and (y) not subject the Board of Directors or the Disinterested Directors to any liability to the holders of the Rights.

    SECTION 31. GOVERNING LAW. This Agreement and each Right Certificate issued hereunder shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State without giving effect to the conflicts of law provisions thereof.

    SECTION 32. COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

    SECTION 33. DESCRIPTIVE HEADINGS. Descriptive headings of the several Sections of this Agreement are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

    IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested, all as of the day and year first above written.



                     [This space intentionally left blank]

Attest:                                HF FINANCIAL CORP.


By   illegible                         By /s/ Curtis L. Hage
   ---------------------------            --------------------------------
Name:                                     Curtis L. Hage
Title:                                    Chief Executive Officer



Attest:                                CHASEMELLON SHAREHOLDER SERVICES, L.L.P.


By   illegible                         By /s/ Thomas Watt
   ---------------------------            --------------------------------
Name:                                  Its:   Vice President
Title:                                    --------------------------------

                                                                       EXHIBIT A


                                   FORM OF
                        CERTIFICATE OF DESIGNATIONS
                                     of
               SERIES A JUNIOR PARTICIPATING PREFERRED STOCK
                                     of
                             HF FINANCIAL CORP.

                      (Pursuant to Section 151 of the
                     Delaware General Corporation Law)

                                  ________


    HF Financial Corp., a corporation organized and existing under the General Corporation Law of the State of Delaware (hereinafter called the "Corporation"), hereby certifies that the following resolution was adopted by the Board of Directors of the Corporation as required by Section 151 of the Delaware General Corporation Law at a meeting duly called and held on October 23, 1996:

    RESOLVED, that pursuant to the authority granted to and vested in the Board of Directors of this Corporation (hereinafter called the "Board of Directors" or the "Board") in accordance with the provisions of the Restated Certificate of Incorporation, as amended, the Board of Directors hereby creates a series of 50,000 shares of Preferred Stock, designated as "Series A Junior Participating Preferred Stock," par value $1.00 per share, of the Corporation and hereby states the designation and number of shares, and the relative rights, preferences, and limitations thereof (in addition to any provisions set forth in the Restated Certificate of Incorporation of the Corporation, which are applicable to the Preferred Stock of all classes and series) shall be in substantially the form of the Certificate of Designations of Series A Junior Participating Preferred Stock in the form attached (as follows):

    SERIES A JUNIOR PARTICIPATING PREFERRED STOCK

    1. DESIGNATION AND AMOUNT. There shall be a series of Preferred Stock that shall be designated as "Series A Junior Participating Preferred Stock" (the "Series A Preferred Stock") and the number of shares constituting the Series A Preferred Stock shall be 50,000. Such number of shares may be increased or decreased by resolution of the Board of Directors; PROVIDED, that no decrease shall reduce the number of shares of Series A Preferred Stock to a number less than the number of shares then issued and outstanding plus the number of shares reserved for issuance upon the exercise of outstanding options, rights or warrants or upon the conversion of any outstanding securities issued by the Corporation convertible into Series A Preferred Stock. Shares of Series A Preferred shall have a stated value of $1.00 per share. Until when, as and if issued and outstanding, no shares of Series A Preferred shall have any rights or preferences of any kind.

    2.  DIVIDENDS AND DISTRIBUTIONS.

        (A) Subject to the prior and superior rights of the holders of any shares of any series of Preferred Stock or any similar stock ranking prior and superior to the Series A Preferred Stock with respect to dividends, the holders of shares of Series A Preferred Stock, in preference to the holders of shares of any class or series of stock of the Corporation ranking junior to the Series A Preferred Stock, shall be entitled to receive, when, as and if declared by the Board of Directors out of funds legally available for the purpose, quarterly dividends payable in cash on the first day of March, June, October and December in each year (each such date being referred to herein as a "Quarterly Dividend Payment Date"), commencing on the first Quarterly Dividend Payment Date after the first issuance of a share or fraction of a share of Series A Preferred Stock in an amount per share (rounded to the nearest cent) equal to the greater of (a) $1, or (b) the Adjustment Number (as defined below) times the aggregate per share amount of all cash dividends, and the Adjustment Number times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions other than a dividend payable in shares of Common Stock or a subdivision of the outstanding shares of Common Stock (by reclassification or otherwise), declared on the Common Stock since the immediately preceding Quarterly Dividend Payment Date or, with respect to the first Quarterly Dividend Payment Date, since the first issuance of any share or fraction of a share of Series A Preferred Stock. The "Adjustment Number" shall initially be 100. In the event the Corporation shall at any time after October 23, 1996 declare or pay any dividend on the Common Stock payable in shares of Common Stock, or effect a subdivision or combination or consolidation of the outstanding shares of Common Stock (by reclassification or otherwise than by payment of a dividend in shares of Common Stock) into a greater or lesser number of shares of Common Stock, then in each such case the Adjustment Number in effect immediately preceding such event shall be adjusted by multiplying such Adjustment Number by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

        (B) The Corporation shall declare a dividend or distribution on the Series A Preferred Stock as provided in paragraph (A) of this Section immediately after it declares a dividend or distribution on the Common Stock (other than a dividend payable in shares of Common Stock).

        (C) Dividends shall begin to accrue and be cumulative on outstanding shares of Series A Preferred Stock from the Quarterly Dividend Payment Date next preceding the date of issue of such shares, unless the date of issue of such shares is prior to the record date for the first Quarterly Dividend Payment Date, in which case dividends on such shares shall begin to accrue from the date of issue of such shares, or unless the date of issue is a Quarterly Dividend Payment Date or is a date after the record date for the determination of holders of shares of Series A Preferred Stock entitled to receive a quarterly dividend and before such Quarterly Dividend Payment Date, in either of which events such dividends shall begin to accrue and be cumulative from such Quarterly Dividend Payment Date. Accrued but unpaid dividends shall not bear interest. Dividends paid on the shares of Series A Preferred Stock in an amount less than the total amount of such dividends at the time accrued and payable on such shares shall be allocated pro rata on a share-by-share basis among all such shares at the time outstanding. The Board of Directors may fix a record date for the determination of holders of shares of Series A Preferred Stock entitled to receive payment of a dividend or distribution declared thereon, which record date shall be not more than 30 days prior to the date fixed for the payment thereof.

    3. VOTING RIGHTS. The holders of shares of Series A Preferred Stock shall have the following voting rights:

        (A) Subject to the provision for adjustment hereinafter set forth, each share of Series A Preferred Stock shall entitle the holder thereof to 100 votes on all matters submitted to a vote of the shareholders of the Corporation. In the event the Corporation shall at any time declare or pay any dividend on the Common Stock payable in shares of Common Stock, or effect a subdivision or combination or consolidation of the outstanding shares of Common Stock (by reclassification or otherwise than by payment of a dividend in shares of Common Stock) into a greater or lesser number of shares of Common Stock, then in each such case the number of votes per share to which holders of shares of Series A Preferred Stock were entitled immediately prior to such event shall be adjusted by multiplying such number by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

        (B) Except as set forth herein, holders of Series A Preferred Stock shall have no special voting rights and their consent shall not be required (except to the extent they are entitled to vote with holders of Common Stock as set forth herein) for taking any corporate action.

    4.  CERTAIN RESTRICTIONS.

        (A) Whenever quarterly dividends or other dividends or distributions payable on the Series A Preferred Stock as provided in Section 2 are in arrears, thereafter and until all accrued and unpaid dividends and distributions, whether or not declared, on shares of Series A Preferred Stock outstanding shall have been paid in full, the Corporation shall not:

             (i) declare or pay dividends, or make any other distributions, on any shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Preferred Stock;

             (ii) declare or pay dividends, or make any other distributions, on any shares of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series A Preferred Stock except dividends paid ratably on the Series A Preferred Stock and all such parity stock on which dividends are payable or in arrears in proportion to the total amounts to which the holders of all such shares are then entitled;

             (iii) redeem or purchase or otherwise acquire for consideration shares of any stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Preferred Stock, provided that the Corporation may at any time redeem, purchase or otherwise acquire shares of any such junior stock in exchange for shares of any stock of the Corporation ranking junior (either as to dividends or upon dissolution, liquidation or winding up) to the Series A Preferred Stock; or

             (iv) redeem or purchase or otherwise acquire for consideration any shares of Series A Preferred Stock, or any shares of stock ranking on a parity with the Series A Preferred Stock, except in accordance with a purchase offer made in writing or by publication (as determined by the Board of Directors) to all holders of such shares upon such terms as the Board of Directors, after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series or classes.

        (B) The Corporation shall not permit any subsidiary of the Corporation to purchase or otherwise acquire for consideration any shares of stock of the Corporation unless the Corporation could, under paragraph
    (A) of this Section 4 purchase or otherwise acquire such shares at such time and in such manner.

    5. REACQUIRED SHARES. Any shares of Series A Preferred Stock purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and cancelled promptly after the acquisition thereof. The Corporation shall cause all such shares upon their cancellation to become authorized but unissued shares of Preferred Stock which may be reissued as part of a new series of Preferred Stock subject to the conditions and restrictions on issuance set forth herein, in the Restated Certificate of Incorporation, in any other Certificate of Designation establishing a series of Preferred Stock or any similar stock or as otherwise required by law.

    6. LIQUIDATION, DISSOLUTION OR WINDING UP. (A) Upon any liquidation (voluntary or otherwise), dissolution or winding up of the Corporation, no distribution shall be made to the holders of shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Junior Participating Preferred Stock unless, prior thereto, the holders of shares of Series A Junior Participating Preferred Stock shall have received $100.00 per share, plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment (the "Series A Liquidation Preference"). Following the payment of the full amount of the Series A Liquidation Preference, no additional distributions shall be made to the holders of shares of Series A Junior Participating Preferred Stock unless, prior thereto, the holders of shares of Common Stock shall have received an amount per share (the "Common Adjustment") equal to the quotient obtained by dividing (i) the Series A Liquidation Preference by (ii) the Adjustment Number. Following the payment of the full amount of the Series A Liquidation Preference and the Common Adjustment in respect of all outstanding shares of (1) Series A Junior Participating Preferred Stock and
(2) Common Stock, respectively, (a) holders of Series A Junior Participating Preferred Stock and (b) holders of shares of Common Stock shall, subject to the prior rights of all other series of Preferred Stock, if any, ranking prior thereto, receive their ratable and proportionate share of the remaining assets to be distributed in the ratio of the Adjustment Number to 1 with respect to (x) the Series A Junior Participating Preferred Stock and (y) the Common Stock, on a per share basis, respectively.

        (B) In the event, however, that there are not sufficient assets available to permit payment in full of the Series A Liquidation Preference and the liquidation preferences of all other series of Preferred Stock, if any, that rank on a parity with the Series A Junior Participating Preferred Stock, then such remaining assets shall be distributed ratably to the holders of such party shares in proportion to their respective liquidation preferences. In the event, however, that there are not sufficient assets available to permit payment in full of the Common Adjustment, then such remaining assets shall be distributed ratably to the holders of Common Stock.

        (C) Neither the merger or consolidation of the Corporation into or with another corporation nor the merger or consolidation of any other corporation into or with the Corporation shall be deemed to be a liquidation, dissolution or winding up of the Corporation within the meaning of this
Section 6.

    7. CONSOLIDATION, MERGER, ETC. In case the Corporation shall enter into any consolidation, merger, combination or other transaction in which the shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, then in any such case each share of Series A Junior Participating Preferred Stock shall at the same time be similarly exchanged or changed in an amount per share equal to the Adjustment Number times the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of Common Stock is changed or exchanged.

    8. NO REDEMPTION. The shares of Series A Preferred Stock shall not be redeemable after issuance.

    9. RANK. The Series A Preferred Stock shall rank junior with respect to the payment of dividends and the distribution of assets to all series of the Corporation's Preferred Stock or any similar stock that specifically provide that they shall rank prior to the Series A Preferred Stock. Nothing herein shall preclude the Board from creating any series of Preferred Stock or any similar stock ranking on a parity with or prior to the Series A Preferred Stock as to the payment of dividends or the distribution of assets.

    10. AMENDMENT. The Restated Certificate of Incorporation of the Corporation shall not be amended in any manner which would materially alter or change the powers, preferences or special rights of the Series A Preferred Stock so as to affect them adversely without the affirmative vote of the holders of at least two-thirds of the outstanding shares of Series A Preferred Stock, voting together as a single series.

    11. FRACTIONAL SHARES. Series A Junior Participating Preferred Stock may be issued in fractions of a share that shall entitle the holder, in proportion to such holder's fractional shares, to exercise voting rights, receive dividends, participate in distributions and to have the benefit of all other rights of holders of Series A Junior Participating Preferred Stock.

    IN WITNESS WHEREOF, the Corporation has caused this Certificate to be executed in its name by the undersigned, thereunto duly authorized, this 23rd day of October, 1996.


                                      HF FINANCIAL CORP.


                                      By: _______________________________

                                      Its: ______________________________

                                                                       EXHIBIT B


                           FORM OF RIGHT CERTIFICATE


Certificate No. R. _________________                            _________ Rights

    NOT EXERCISABLE AFTER OCTOBER 22, 2006, OR EARLIER IF REDEMPTION OR EXCHANGE OCCURS. THE RIGHTS ARE SUBJECT TO REDEMPTION AT $ 0.001 PER RIGHT AND TO EXCHANGE ON THE TERMS SET FORTH IN THE RIGHTS AGREEMENT.


                              RIGHT CERTIFICATE

                              HF FINANCIAL CORP.

    This certifies that __________________________________________, or registered assigns, is the registered owner of the number of Rights set forth above, each of which entitles the owner thereof, subject to the terms, provisions and conditions of the Rights Agreement, dated as of October 23, 1996, (the "Rights Agreement"), between HF Financial Corp., a Delaware corporation (the "Company"), and ChaseMellon Shareholder Services, L.L.P. (the "Rights Agent"), to purchase from the Company at any time after the Distribution Date (as such term is defined in the Rights Agreement) and prior to the close of business (as defined in the Rights Agreement) on October 22, 2006, at the principal offices of the Rights Agent, or at the offices of its successor as Rights Agent, one one-hundredth of a fully paid non-assessable share of Series A Junior Participating Preferred Stock, $1.00 par value (the "Preferred Shares") of the Company, at a purchase price of $65 (the "Purchase Price"), upon presentation and surrender of this Right Certificate with the Form of Election to Purchase duly executed. As provided in the Rights Agreement, the Purchase Price and the number of one one-hundredths of a Preferred Share which may be purchased upon the exercise of the Rights evidenced by this Right Certificate are subject to modification and adjustment upon the happening of certain events.

    As described in the Rights Agreement, Rights issued to any Person who becomes an Acquiring Person shall become null and void.

    This Right Certificate is subject to all of the terms, provisions and conditions of the Rights Agreement, which terms, provisions and conditions are hereby incorporated herein by reference and made a part hereof and to which Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities hereunder of the Rights Agent, the Company and the holders of the Right Certificates. Copies of the Rights Agreement are on file at the principal executive offices of the Company and the above-mentioned offices of the Rights Agent. The Company will mail to the holder of this Right Certificate a copy of the Rights Agreement without charge after receipt of a written request therefor.

    This Right Certificate, with or without other Right Certificates, upon surrender at the principal office of the Rights Agent, may be exchanged for another Right Certificate or Right Certificate of like tenor and date evidencing Rights entitling the holder to purchase a like aggregate number of interests in Preferred Shares as the Rights evidenced by the Right Certificate or Right Certificates surrendered shall have entitled such holder to purchase. If this Right Certificate shall be exercised in part, the holder shall be entitled to receive upon surrender hereof another Right Certificate or Right Certificates for the number of whole Rights not exercised.

    Subject to the provisions of the Rights Agreement, the Rights evidenced by this Certificate (i) may be redeemed by the Company at a redemption price of $0.001 (one-tenth of one cent) per Right payable in cash, in Common Shares or other consideration, or (ii) may be exchanged in whole or in part for Common Shares.

    Fractional interests in Preferred Shares may, but need not, be issued upon the exercise of any Right or Rights evidenced hereby, and in lieu thereof a cash payment may be made, as provided in the Rights Agreement.

    No holder of this Right Certificate shall be entitled to vote or receive dividends or be deemed for any purpose the holder of the Preferred Shares or of any other securities of the Company which may at any time be issuable on the exercise hereof, nor shall anything contained in the Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate actions, or to receive notice of meetings or other actions affecting stockholders (except as provided in the Rights Agreement), or to receive dividends or subscription rights, or otherwise, until the Right or Rights evidenced by this Right Certificate shall have been exercised as provided in the Rights Agreement.

    This Right Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.

    WITNESS the facsimile signature of the proper officers of the Company and its corporate seal.


Dated as of ____________, _____.

ATTEST:                               HF FINANCIAL CORP.


____________________________________
         Countersigned:               By __________________________
                                      Its _________________________

CHASEMELLON SHAREHOLDER
SERVICES, L.L.P.


By __________________________
Its _________________________

                      FORM OF REVERSE SIDE OF RIGHT CERTIFICATE


                                  FORM OF ASSIGNMENT

              (To be executed by the registered holder if such holder desires to transfer the Right Certificate.)


    FOR VALUE RECEIVED ___________________________________ hereby sells, assigns and transfers unto __________________________________________________
this Right Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint _____________________ Attorney, to transfer the within Right Certificate on the books of the within-named Company, with full power of substitution.

     Dated: _______________, _____.


                                            ___________________________________
                                                         Signature



Signature Guarantee:

    Signatures must be guaranteed by a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office or correspondent in the United States.

________________________________________________________________________________
                                  (To be completed)

    The undersigned hereby certifies that the Rights evidenced by this Right Certificate are not beneficially owned by an Acquiring Person or an Affiliate or Associate thereof (as defined in the Rights Agreement) and that after due inquiry and to the best of the knowledge of the undersigned, it did not acquire the Rights evidenced by this Rights Certificate for any Person who is, was or subsequently became an Acquiring Person or an Affiliate or Associate of such Person.


                                            ___________________________________
                                                         Signature

                             FORM OF ELECTION TO PURCHASE

    (To be executed if holder desires to exercise Rights represented by the Right Certificate.)


To:  HF Financial Corp.

    The undersigned hereby irrevocably elects to exercise ______________ Rights represented by this Right Certificate to purchase the Preferred Shares (or other securities or property) issuable upon the exercise of such Rights and requests that certificates for such Preferred Shares (or such other securities) be issued in the name of:

_____________________________________________
_____________________________________________
    (Please print name and address)

If such number of Rights shall not be all the Rights evidenced by this Right Certificate, a new Right Certificate for the balance remaining of such Rights shall be registered in the name of and delivered to:

______________________________________________
______________________________________________
    (Please print name and address)


Please provide Social Security or other tax identification number:
____________________

Dated:_______________, _____.

                                            ____________________________________
                                                         Signature

          (Signature must conform to holder specified on Right Certificate)

Signature Guarantee:

    Signatures must be guaranteed by a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office or correspondent in the United States acceptable to the Rights Agent and the Company.

________________________________________________________________________________

    The undersigned hereby certifies that the Rights evidenced by this Right Certificate are not beneficially owned by an Acquiring Person or an Affiliate or Associate thereof (as defined in the Rights Agreement) and that after due inquiry and to the best of the knowledge of the undersigned, it did not acquire the Rights evidenced by this Rights Certificate for any Person who is, was or subsequently became an Acquiring Person or Affiliate or Associate of such Person.



                                            ___________________________________
                                                         Signature

*******************************************************************************


                                        NOTICE

    The signature in the foregoing Forms of Assignment and Election must conform to the name as written upon the face of this Right Certificate in every particular, without alternation or enlargement or any change whatsoever.

    In the event the certificate set forth above in the Form of Assignment or the Form of Election to Purchase, as the case may be, is not completed, the Company and the Rights Agent will deem the beneficial owner of the Rights evidenced by this Right Certificate to be an Acquiring Person or an Affiliate or Associate thereof (as defined in the Rights Agreement) and such Assignment or Election to Purchase will not be honored.

                                                                       EXHIBIT C

                    SUMMARY OF RIGHTS TO PURCHASE PREFERRED SHARES

    On October 23, 1996, the Board of Directors of HF Financial Corp. (the "Company") declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of Common Stock, par value $ .01 per share (the "Common Shares"), of the Company. The dividend is payable to the stockholders of record on November 13, 1996 (the "Record Date"). Each Right will entitle the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, $1.00 stated value (the "Preferred Shares") at a price of $65 per one one-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment. The complete terms of the Rights are set forth in a Rights Agreement, as may be amended from time to time (the "Rights Agreement") between the Company and ChaseMellon Shareholder Services, L.L.P., as Rights Agent (the "Rights Agent").

    The Rights become exercisable on the first date after the Distribution Date, and not before. Until the Distribution Date, the Rights will be evidenced, with respect to any Common Share certificate outstanding as of the Record Date, by such Common Share certificate together with a copy of this Summary of Rights attached thereto.

    The Distribution Date is defined as the earlier to occur of (i) ten business days following a public announcement that a person or group of affiliated or associated persons (not including the Company, any subsidiary of the Company, any Person holding Common Shares acquired in a transaction approved in advance in writing by a majority of the Disinterested Directors of the Board of Directors of the Company, any employee benefit plan of the Company or its subsidiaries or any entity holding Common Shares for or pursuant to any such plan, and any person who beneficially owns 10% or more of the Common Shares outstanding on the 20th day preceding the Record Date, to the extent of such ownership) has acquired beneficial ownership of 20% or more of the outstanding Common Shares (an "Acquiring Person"), or (ii) ten business days following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group (not including the Company, any subsidiary of the Company, any Person holding Common Shares acquired in a transaction approved in advance in writing by a majority of the Disinterested Directors of the Board of Directors of the Company, any employee benefit plan of the Company or its subsidiaries or any entity holding Common Shares for or pursuant to any such plan, and any person who beneficially owns 10% or more of the Common Shares outstanding on the 20th day preceding the Record Date, to the extent of such ownership) of 20% or more of such outstanding Common Shares.

      The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), new Common Share certificates issued after the Record Date, upon transfer or new issuance of Common Shares, will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or copy of this Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

    The Rights will expire on October 22, 2006 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case as described below.

    The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the issuance of certain rights, options or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares, with a conversion price less than the then current market price of the Preferred Shares, or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above). The number of outstanding Rights is also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

    Shares of Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Preferred Stock will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of the Preferred Stock will be entitled to a minimum preferential liquidation payment of $100 per share (plus any accrued but unpaid dividends) but will be entitled to an aggregate payment of 100 times the payment made per share of Common Stock (subject to certain restrictions). Each share of Preferred Stock will have 100 votes, voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are converted or exchanged, each share of Preferred Stock will be entitled to receive 100 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.

    In the event any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the

Acquiring Person (which will thereupon become void), will thereafter have the right to receive upon exercise of a Right at the then-current exercise price of the Right, that number of shares of Common Stock having a market value of two times the exercise price of the Right.

    In the event that, after a person or group has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provisions will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person which will have become void) will thereafter have the right to receive, upon the exercise thereof at the then-current exercise price of the Right, that number of shares of common stock of the person with whom the Company has engaged in the foregoing transaction (or its parent), which number of shares at the time of such transaction will have a market value of two times the exercise price of the Right.

    At any time after any person or group becomes an Acquiring Person and prior to the earlier of one of the events described in the previous paragraph or the acquisition by such person or group of 50% or more of the outstanding shares of Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, for shares of Common Stock.

    With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-hundredth of a Preferred Share, which may, at the election of the Company, be evidenced by depository receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

    At any time prior to the close of business on the tenth business day after a Share Acquisition Date, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per right (the "Redemption Price") which may be paid in cash or with Common Shares or other consideration deemed appropriate by the Board of Directors of the Company. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

    For so long as the Rights are then redeemable, the Company may, except with respect to the redemption price, amend the Rights in any manner. After the Rights are no longer redeemable, the Company may, except with respect to the redemption price, amend the Rights in any manner that does not adversely affect the interests of holders of the Rights.

    Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including without limitation, the right to vote or to receive dividends.

    A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an Exhibit to a Registration Statement on Form 8-A. A copy of the Rights Agreement is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is hereby incorporated herein by reference.